2023 ANNUAL REPORT

option care health®

Providing hope throughout an extraordinary year



Clinical excellence infused with **compassionate care.**

Option Care Health® is the largest independent provider of infusion therapy in the nation. For over 40 years, we have delivered cutting-edge infusion medications, nursing support and seamless transitional care for patients of all ages in their homes and at conveniently located Ambulatory Infusion Suites (AIS).

Through our long-term partnerships with payers, biopharmaceutical manufacturers, healthcare systems, physicians and other referral sources, we deliver advanced intravenous treatments available for a wide range of acute and chronic conditions. But the relationships that truly drive our commitment to clinical excellence are those between our team of more than 4,500 clinicians and the patients they serve.



Dear Stockholders,

As the healthcare industry continues to evolve, Option Care Health also continues to grow, execute and transform. Staying true to our purpose, we strive to put the patient at the center of everything we do and provide extraordinary care that changes lives. To continue to meet that purpose, this year, we refreshed our guiding principles to focus on the behaviors and actions that match our growing and evolving organization. These principles – providing extraordinary care, being a great place to work, committing to serve more patients, and embracing operational excellence – drive our strategy, engagement, culture and, ultimately, our ability to deliver extraordinary patient care as One Team with One Goal.

In 2023, our team of more than 7,500 dedicated members, including approximately 4,500 clinicians, served more than 270,000 unique patients and their families. I am incredibly proud of our team for delivering hope to so many people.

We ended 2023 with strong financial performance having strengthened our balance sheet and delivered on our commitments throughout the year. 2023 marked our fifth year-end since our merger with BioScrip, Inc. Since August 2019 when we completed that transaction, we have grown revenue by 50% to finish the year at $4.3 billion and more than doubled Adjusted EBITDA to $425 million. We have also deployed $250 million toward share repurchases, while strengthening our cash position, and ended 2023 with over $344 million of cash and a reduced net debt leverage profile of 1.8x.[1] We also saw both S&P® and Moody's® upgrade our credit profile to our highest ratings yet. Moving forward, we are focused on driving operational excellence, expanding our capabilities, and advancing innovation. By focusing on these areas, I believe we can grow our census to provide care to even more patients.

While supporting our patients and their families, we stayed at the forefront of our industry and advanced our strategic priorities and initiatives with the following accomplishments in 2023:[2]

- We launched Naven Health, one of the largest infusion nursing platforms in the industry, comprised of more than 1,500 clinical professionals.

- We expanded our ambulatory infusion suite and advanced practitioner-led footprint to more than 164 centers and over 660 chairs nationwide.

- We advanced our use of data analytics, repetitive process automation, machine learning and artificial intelligence to help improve our operations, reduce waste and increase the velocity of cash collections.

- We deepened our partnerships with members of the biopharma industry through the launch of a number of new therapies and the expansion the use of our national network of state-of-the-art pharmacies, infusion suites and clinical know-how.

Finally, we have invested deeply in our people, understanding the importance of recruiting and retaining top talent in our industry, and we have continued to help our team members develop and grow their leadership skills and expertise. With this focus, we were thrilled to have earned the designations of a Gallup® Exceptional Workplace and a Military Friendly® Employer, as well as being named to DiversityInc's Top Ranked Hospitals and Health Systems list.

I am proud of the strength of our position and excited about the opportunities that are ahead for Option Care Health. We are in such a privileged position to execute on our strategic priorities and to ultimately help change lives for the better and make an even greater impact.

Best regards,

John C. Rademacher
President and Chief Executive Officer

[1] For additional details regarding the reconciliation of GAAP and non-GAAP financial measures, see our Current Report on Form 8-K filed with the SEC on February 22, 2024.
[2] Data on file, Option Care Health



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-11993

OPTION CARE HEALTH, INC.

(Exact name of registrant as specified in its charter)

Delaware	**05-0489664**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3000 Lakeside Dr. Suite 300N, Bannockburn, IL	**60015**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
312-940-2443

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, $0.0001 par value per share	OPCH	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☐

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $5,843,997,419 based on the closing price of the registrant's Common Stock on the Nasdaq Global Select Market on such date.

As of February 19, 2024, there were 173,498,090 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission (the "SEC") within 120 days after the close of the registrant's fiscal year are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K ("Annual Report") contains statements not purely historical and which may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding our expectations, beliefs, future plans and strategies, anticipated events or trends concerning matters that are not historical facts or that necessarily depend upon future events. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," "intend," and similar expressions. This Annual Report contains, among others, forward-looking statements based upon current expectations that involve numerous risks and uncertainties, including those described in Item 1A. "Risk Factors".

Investors are cautioned that any such forward-looking statements are not guarantees of future performance, involve risks and uncertainties and that actual results may differ materially from those possible results discussed in the forward-looking statements as a result of various factors.

Do not place undue reliance on such forward-looking statements as they speak only as of the date they are made. Except as required by law, Option Care Health, Inc. assumes no obligation to publicly update or revise any forward-looking statement even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Item 1. *Business*

Overview

Option Care Health, Inc. ("Option Care Health", "we", "us", "our", or the "Company") is the largest independent provider of home and alternate site infusion services through its national network of 177 locations in 43 states. Option Care Health draws on over 40 years of clinical care experience to offer patient-centered, cost-effective infusion therapy. Option Care Health's infusion services include the clinical management of infusion therapy, nursing support and care coordination. Option Care Health's multidisciplinary team of more than 4,500 clinicians, including pharmacists, pharmacy technicians, nurses and dietitians, are able to provide infusion service coverage for nearly all patients across the United States ("U.S.") needing treatment for complex and chronic medical conditions.

On April 7, 2015, HC Group Holdings II, Inc. ("HC II") and its sole shareholder, HC Group Holdings I, LLC. ("HC I"), collectively acquired Walgreens Infusion Services, Inc. and its subsidiaries from Walgreen Co., and the business was rebranded as Option Care, Inc. ("Option Care").

On March 14, 2019, HC I and HC II entered into a definitive agreement to merge with and into a wholly-owned subsidiary of BioScrip, Inc. ("BioScrip") (the "Merger"), a national provider of infusion and home care management solutions, which was completed on August 6, 2019 (the "Merger Date"). Following the close of the Merger, BioScrip was rebranded as Option Care Health, Inc.

Option Care Health contracts with managed care organizations, third-party payers, hospitals, physicians and other referral sources to provide pharmaceuticals and complex compounded solutions to patients for intravenous delivery in the patients' homes or other nonhospital settings. Our services are provided in coordination with, and under the direction of, the patient's physician. Our multidisciplinary team of clinicians, including pharmacists, nurses, dietitians and respiratory therapists, work with the physician to develop a plan of care suited to each patient's specific needs. We provide home infusion services consisting of anti-infectives, nutrition support, chronic inflammatory disorders, neurological disorders, immunoglobulin therapy, and other therapies for chronic and acute conditions. The Company operates in one segment, infusion services.

The Company's operating model enables it to provide favorable outcomes to its stakeholders as follows:

- *Patients.* The Company improves patients' quality of life by allowing them to receive infusion therapy at home or at one of its ambulatory infusion suites. In addition, the Company helps manage patients' conditions through counseling and education regarding their treatment and by providing ongoing monitoring to encourage patient compliance with the prescribed therapy. The Company also provides services to help patients receive reimbursement benefits.

- *Payers.* The Company provides payers with a comprehensive approach to meeting their pharmacy service needs and providing a cost-effective solution. The Company's provision of infusion pharmacy services in the patient's home or at one of its local ambulatory infusion suites offers a lower cost alternative to providing these therapies in a hospital setting. The Company also provides payers with utilization and outcome data to evaluate therapy effectiveness.

- *Providers.* The Company provides providers with timely patient clinical support by providing care management related to their patients' pharmacy needs and improving compliance with therapy protocols. The Company eliminates the need for providers to carry inventories of high-cost prescriptions by distributing the medications directly to patients' homes.

- *Pharmaceutical Manufacturers.* The Company collaborates with pharmaceutical manufacturers to provide a broad distribution channel for their existing pharmaceuticals and their new product launches. The Company implements patient monitoring programs that encourage compliance with the prescribed therapy. The Company also provides valuable clinical information in the form of outcomes and compliance data to manufacturers to aid in their evaluation of the efficacy of their products.

- *Health Systems.* The Company partners with health systems across the country to provide seamless transitional care within an effective post-acute care network to manage patients across the continuum of care. The Company assists partnered health systems in monitoring key metrics that tie back to what most payers monitor in their value based contracts.

Quality

Quality is at the core of the Company's mission as it strives to deliver quality healthcare, leading to favorable outcomes and more cost-effective care. The Company offers comprehensive services that align with specific healthcare provider needs and has demonstrated success in improving outcomes across a broad range of therapies through improved clinical-reported patient adherence rates and decreased rates of unplanned hospital re-admissions.

The Company's commitment to continuous quality improvement to provide optimal outcomes for its patients is evidenced by its national accreditations, including accreditations from Accreditation Commission for Health Care ("ACHC"), Pharmacy Compounding Accreditation Board ("PCAB"), American Society of Health-System Pharmacists ("ASHP") and Utilization Review Accreditation Commission ("URAC").

ACHC accreditation is awarded to healthcare organizations that meet regulatory requirements and accreditation standards, and PCAB accreditation offers the most comprehensive compliance solution in the industry based on more than 40 sterile compounding standards in the U.S. Pharmacopeia Pharmaceutical Compounding - Sterile Preparations Standards ("USP 797").

Services

The Company is the largest independent provider of home and alternate site infusion services. The Company's services are most typically provided in the patient's home, but may also be provided at clinics, physicians' offices or ambulatory infusion suites. The Company provides a broad therapy portfolio through its network of 93 full-service pharmacies and 84 stand-alone ambulatory infusion suites. The Company's home infusion services include medication and supplies for administration and use at home or within one of its ambulatory infusion suites, consultation and education regarding the patient's condition and the prescribed medication nursing support, clinical monitoring and assistance in monitoring potential side effects, and assistance in obtaining reimbursement. The Company administers a wide variety of therapies and services, including the following:

- *Anti-Infectives Infusion.* The Company provides comprehensive home infusion services to combat serious infections in patients of all ages. The Company's anti-infective therapy and services help avoid hospitalizations for many infections that can be safely treated at home.

- *Nutrition Support.* The Company delivers comprehensive nutrition support across pediatric, adult, and geriatric patients. The Company's expert team provides home parenteral nutrition and enteral nutrition support for numerous acute and chronic conditions negatively affecting nutritional status, such as stroke, cancer, and gastrointestinal diseases.

- *Immunoglobulin Infusion.* The Company offers expertise, access, and support in immunoglobulin ("IG") infusion therapy designed to treat immune deficiencies. Immune deficiencies are disorders that reduce the patient's ability to identify and destroy substances that do not belong in the human body and are characterized by reduced levels of antibodies. Intravenous IG infusions are concentrated antibodies that have been purified from large numbers of human blood donors.

- *Chronic Inflammatory Disorders.* The Company treats chronic inflammatory disorders, which include Crohn's disease, plaque psoriasis, psoriatic arthritis, rheumatoid arthritis, ulcerative colitis, and other chronic inflammatory disorders.

- *Neurological Disorders.* The Company provides an array of treatments to manage the progression of neurological disorders such as Duchenne Muscular Dystrophy, Multiple Sclerosis, and other neurological disorders.

- *Bleeding Disorders Infusion.* As a provider of home infusion therapy for hemophilia and von Willebrand disease, the Company streamlines the administrative burdens associated with infusion therapies for bleeding disorders. The Company works with medical specialists across the country to offer access to all approved factor products, a full range of therapies, and dedicated support services.

- *Women's Health.* The Company offers therapies that women need to survive and thrive through high-risk pregnancies. Personalized programs in prematurity, nausea and vomiting hyperemesis, diabetes in pregnancy, and hypertension help meet the needs of each mother.

- *Heart Failure.* The Company administers home infusion services to treat heart failure, either in anticipation of cardiac transplant or to provide palliation of heart failure symptoms.

- *Other.* The Company offers a range of other infusion therapies to treat a variety of conditions, including pain management, chemotherapy and respiratory medication.

The Company also provides nursing services to support the above therapies, comprised of its nursing team of approximately 2,800 employees, and through its network of sub-contracted nursing agencies.

Sales and Marketing

The Company's sales and marketing efforts focus on three primary objectives: (1) building new relationships and expanding existing contracts with managed care organizations; (2) establishing, maintaining and strengthening relationships with local and regional patient referral sources; and (3) maintaining existing and developing new relationships with pharmaceutical manufacturers to gain distribution access as they release new products.

The Company's sales structure is focused on maintaining and expanding its relationships with drug manufacturers to establish its position as a participating provider when they release new products. In addition, the Company's sales structure allows it to leverage its national managed care relationships to provide sales and contract pull-through by the Company's local field-based sales personnel. This cross-utility enables the Company to market its services to numerous sources of patient referrals, including physicians, hospital discharge planners, hospital personnel, Health Maintenance Organizations ("HMOs") and Preferred Provider Organizations ("PPOs").

Competition

The Company competes in the large and highly fragmented home and alternative site infusion market for contracts with managed care organizations and other third-party payers to receive referrals from physicians, case managers and hospital discharge planners. Competition in the home infusion market is based on quality of care, clinical outcomes, pricing and cost of service, reputation, and reliability of service. The Company's competitors within the home infusion market include Optum Infusion Pharmacy (a unit of the United Healthcare Insurance Company), Coram CVS/specialty infusion services (a division of CVS Health), Amerita Specialty Pharmacy (a division of BrightSpring Health), KabaFusion, Soleo Health and many smaller regional and local home infusion companies, ambulatory infusion centers, or specialty pharmacies including Accredo, CVS Caremark, Optum Rx, and Orsini. The Company believes that its reputation for providing quality services, the strength of its national presence and its ability to effectively market its services at national, regional and local levels places it in a strong position against existing and potential competitors.

Intellectual Property

The Company owns a variety of trademarks, licenses, and service marks, including but not limited to: "Option Care Health", "Option Care", "Critical Care Systems", "Clinical Specialties", "BioScrip", "BioScrip Infusion Services", "BioScrip Nursing Services", "BioScrip Pharmacy Services", "CarePoint Partners", "HomeChoice Partners", "InfuScience", "InfusionCare", "Infusion Partners", "Infusion Solutions", "New England Home Therapies", "Option Health", "Professional Home Care Services", "Wilcox Home Infusion", "Home Solutions", as well as several others.

Suppliers

The Company purchases pharmaceuticals and medical supplies directly through pharmaceutical manufacturers, authorized distributors and group purchasing organizations. As a national pharmacy provider with broad coverage and clinical expertise of its 93 full-service pharmacies, the Company provides pharmaceutical manufacturers with an extensive distribution channel for its existing and prospective pharmaceutical products. Many of the pharmaceuticals that the Company purchases are available from multiple sources and are available in sufficient quantities to meet the needs of the Company and its patients. However, some drugs are only available through sole distribution sources and/or limited distribution models from the manufacturer that may be subject to limits on distribution. In such cases, it is important that the Company establishes and maintains good working relationships with the manufacturer to secure a sufficient supply to meet its patients' needs. Additionally, certain drugs may become subject to supply shortages. Such shortages can result in cost increases or hamper the Company's ability to obtain sufficient quantities to meet the needs of its patients. The Company actively manages its relationships with direct manufacturers and distributors to provide differentiated access and service to ensure consistent supply and cost-effective procurement. These relationships provide the Company the opportunity to become a selected partner in the launch of their new products. The Company may also receive fees, which it records as revenue, from certain biotech manufacturers for providing them with bona fide services often focused around clinical outcomes/data. The Company's continued growth will be dependent on maintaining its existing relationships with manufacturers and establishing new relationships with additional manufacturers as the Company launches new products.

For the year ended December 31, 2023, approximately 72% of the Company's pharmaceutical and medical supply purchases were from four vendors. Although there are a limited number of suppliers, the Company believes that other vendors could provide similar products on comparable terms. However, a change in suppliers could cause delays in service delivery and possible losses in revenue, which could adversely affect the Company's financial condition or operating results.

Through the purchasing power of its national platform, the Company is able to negotiate favorable terms and economics, including volume purchase rebates and vendor administration fees. Such fees are recorded as reductions to cost of revenue when the pharmaceuticals are delivered to the patient.

Billing & Significant Payers

The Company generates most of its revenue from contracts with third-party payers, including managed care organizations, insurance companies, self-insured employers, Medicare, and Medicaid programs. Where permissible, the Company bills patients for any amounts not reimbursed by third-party payers. The majority of the Company's infusion pharmacy revenue consists of reimbursements for both the cost of the pharmaceuticals sold and the cost of services provided. Pharmaceuticals are typically reimbursed on a percentage discount from the published average wholesale price ("AWP") of each drug or on a percentage premium to average sales price ("ASP"). Nursing services are typically billed separately, while other patient support services, such as pharmacy compounding service, delivery service and ancillary medical supplies are reimbursed either separately or on a per diem basis, as applicable.

The Company's largest payer represented approximately 14% of its revenue for the year ended December 31, 2023. No other single payer represented more than 10% of its revenue. The Company also provides services that are directly reimbursable through government healthcare programs such as Medicare and state Medicaid programs. For the year ended December 31, 2023, approximately 12% of the Company's revenue was reimbursable through direct governmental programs, such as Medicare and Medicaid.

Matters Affecting Drug Prices

Pricing benchmarks in the pharmacy industry are periodically published by third parties such as Red Book, Medi-Span, RJ Health, and the Centers for Medicare & Medicaid Services ("CMS"), and the benchmark reimbursement varies by payer contract. The most commonly used benchmarks are AWP and ASP. AWP is based on self-reported prices charged by wholesalers and manufacturers and reimbursement is generally AWP minus a percentage and may include a per diem fee or a fixed dispensing fee. ASP is based on actual sales transactions reported by wholesalers and is generally lower than AWP; reimbursement is generally ASP plus a percentage. The Company may also receive a fixed dispensing fee or a per diem fee for each day a patient is on service. Changes to these pricing benchmarks may have a significant impact on the profitability of the Company's business.

Governmental Regulation

The home infusion industry is subject to extensive regulation by a number of federal, state and local governmental entities. The industry is also subject to frequent regulatory changes. Laws and regulations in the healthcare industry are complex and, at times, the industry does not benefit from significant regulatory or judicial interpretation that would clarify how these laws and regulations should be applied. Moreover, the Company's business is also impacted by certain laws and regulations that are applicable to its managed care and other clients. If the Company fails to comply with the laws and regulations directly applicable to its business, the Company could suffer civil and/or criminal penalties, and the Company could be excluded from participating in Medicare, Medicaid and other federal and state healthcare programs, which would have an adverse impact on its business.

Professional Licensure

Nurses, pharmacists and certain other healthcare professionals employed by the Company are required to be individually licensed or certified under applicable state law. The Company performs criminal and other background checks on employees and takes steps to ensure that its employees possess all necessary licenses and certifications, and the Company believes that its employees comply in all material respects with applicable licensure laws.

Pharmacy Licensing and Registration

State laws require that each pharmacy location be licensed as an in-state pharmacy to dispense pharmaceuticals in that state. Certain states also require that pharmacy locations be licensed as out-of-state pharmacies if the Company delivers prescription pharmaceuticals into those states from locations outside of the state. The Company believes that it materially complies with all applicable state licensing laws. If the Company is unable to maintain its licenses or if states place burdensome regulations on non-resident pharmacies, its ability to operate in some states would be limited, which could have an adverse impact on its business. Laws enforced by the Drug Enforcement Administration ("DEA"), as well as some similar state agencies, require its pharmacy locations to individually register in order to handle controlled substances, including prescription pharmaceuticals. A separate registration is required at each principal place of business where the Company dispenses controlled substances. Federal and state laws also require that the Company follow specific labeling, reporting and record-keeping requirements for controlled substances. The Company maintains federal and state controlled substance registrations for each of its facilities that require such registration and materially follows procedures intended to comply with all applicable federal and state requirements regarding controlled substances.

Many states in which the Company operates also require home infusion companies to be licensed as home health agencies. The Company believes it is in material compliance with these laws, as applicable.

Privacy and Security Requirements

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and its implementing regulations, regulate the use, disclosure, confidentiality, availability and integrity of individually identifiable health information, known as "protected health information," and provide for a number of individual rights with respect to such information. The federal privacy regulations are designed to protect health-related information that could be used to identify an individual's protected health information.

The requirements imposed by HIPAA are extensive, and the Company has taken and intends to continue to take steps to ensure its policies and procedures are in material compliance with the applicable provisions.

Regulations

Food, Drug and Cosmetic Act.   Certain provisions of the Food, Drug and Cosmetic Act ("FDCA") govern the handling and distribution of pharmaceutical products. This law exempts certain pharmaceuticals and medical devices from federal labeling and packaging requirements as long as they are not adulterated or misbranded and are dispensed in accordance with and pursuant to a valid prescription. The Company believes it materially complies with all applicable requirements. The FDCA also governs interstate commerce for pharmaceutical products. The Company cannot predict the impact of any future FDCA regulations on its ability to ship drugs to different states from its pharmacies.

The Drug Quality and Security Act ("DQSA") amended the FDCA to grant the Food and Drug Administration ("FDA") authority to regulate the manufacturing of compounded pharmaceutical drugs. The Company materially complies with the PCAB Accreditation Standards for Sterile and Non-Sterile Pharmacy Compounding and pursues accreditation from quality associations. The Company believes it complies in all material respects with all applicable requirements of a non-outsourcing-facility pharmacy.

The FDA also regulates certain medical devices, such as infusion pumps, the Company uses to provide its services. In recent years, the FDA has increased its oversight of infusion pumps, resulting in additional requirements around patient education and adverse event reporting. The Company believes it complies in all material respects with all applicable requirements and that its employees have the level of proficiency required to use these devices and provide training to its patients.

Anti-Kickback Statute.   The federal Anti-Kickback Statute prohibits individuals and entities from knowingly and willfully paying, offering, receiving, or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for, or recommend services or goods covered by Medicare, Medicaid, or other government healthcare programs. The Anti-Kickback Statute is broad and potentially covers many standard business arrangements. A number of states also have statutes and regulations that prohibit the same general types of conduct as those prohibited by the Anti-Kickback Statute described above. Violations can lead to significant criminal or civil penalties, including imprisonment. The Office of the Inspector General ("OIG") could also seek Civil Monetary Penalties ("CMP") or exclusion against individuals or entities who knowingly and willfully: (1) offer or pay remuneration, directly or indirectly, to induce referrals of government healthcare program business; or (2) solicit or receive remuneration, directly or indirectly, in return for referrals of government healthcare program business. The OIG of the U.S. Department of Health and Human Services ("HHS") has published clarifying regulations that identify a limited number of safe harbors from criminal enforcement or civil administrative actions. The Company attempts to structure its business relationships to materially comply with these statutes and to satisfy an applicable safe harbor, where applicable. However, in situations where a business relationship does not fully satisfy the elements of a safe harbor, or where no safe harbor exists, the Company attempts to satisfy as many elements of an applicable or equivalent safe harbor as possible.

False Claims Act.   The Company is subject to state and federal laws that govern the submission of claims for reimbursement. These laws generally prohibit an individual or entity from knowingly and willfully presenting a claim or causing a claim to be presented for payment from a federal healthcare program that is false or fraudulent. The standard for "knowing and willful" may include conduct that amounts to a reckless disregard for the accuracy of information presented to payers. Penalties under these statutes include substantial civil and criminal fines, exclusion from the Medicare or Medicaid programs and imprisonment. One of the most prominent of these laws is the federal False Claims Act, which may be enforced by the federal government directly or by a private plaintiff by filing a *qui tam* lawsuit on the government's behalf. Under the False Claims Act, the government and private plaintiffs, if any, may recover monetary penalties in the amount of $13,946 to $27,894 per false claim, as well as an amount equal to three times the amount of damages sustained by the government as a result of the false claim. A number of states, including states in which the Company operates, have adopted their own false claims statutes as well as statutes that allow individuals to bring *qui tam* actions. The Company believes that it has procedures in place to ensure the material accuracy of its claims.

Ethics in Patient Referrals Law ("Stark Law")

The Stark Law exempts certain business relationships that meet its exception requirements. However, unlike the Anti-Kickback Statute under which an activity may fall outside a safe harbor and still be lawful, a referral for certain Designated Health Services ("DHS") that does not fall within an exception is strictly prohibited by the Stark Law. In addition to the Stark Law, many of the states in which the Company operates have comparable restrictions on the ability of physicians to refer patients for certain services to entities with which the Company has a financial relationship. Certain of these state statutes mirror the Stark Law while others may be more restrictive. The Company attempts to structure all of its business relationships with physicians to comply with the Stark Law and any applicable state self-referral laws.

The federal Stark Law generally prohibits a physician from making referrals for certain DHS, reimbursable by Medicare or Medicaid, to entities with which the physician or an immediate family member has a financial relationship, unless an exception applies. A financial relationship is generally defined as an ownership, investment or compensation relationship. DHS includes outpatient pharmaceuticals, parenteral and enteral nutrition products, home health services, durable medical equipment, physical and occupational therapy services, and inpatient and outpatient hospital services. Among other sanctions, a CMP may be imposed for each bill or claim for a service a person knows or should know is for a service for which payment may not be made due to the Stark Law. Such persons or entities are also subject to exclusion from the Medicare and Medicaid programs. Any person or entity participating in a circumvention scheme to avoid the referral prohibitions is liable for CMPs, and additional fines may be imposed for failure to comply with reporting requirements regarding an entity's ownership, investment and compensation arrangements for each day for which reporting is required to have been made under the Stark Law.

Human Capital Resources

The Company's mission is to transform healthcare by providing innovative services that improve outcomes, reduce costs and deliver hope for patients and their families. The values we embody support each of our team members as they deliver life-changing, extraordinary care.

As of December 31, 2023, the Company employed 5,809 persons on a full-time basis and 1,993 persons on a part-time basis. The majority of its part-time employees are clinicians due to the nature and timing of the services the Company provides.

Attracting and retaining a highly skilled and diverse team to deliver extraordinary care is a top priority. The Company's strategy includes four distinct areas to empower our people so that they remain focused on providing extraordinary care that changes lives:

- *Talent Development.* The Company strives to empower our team members by giving them the tools and resources to strengthen and expand their knowledge and skills and advance their careers through training, leadership development programs, continuing functional education and other professional development opportunities. The Company also focuses on performance management, 360 degree feedback, and succession planning through calibration assessments on each team leader's potential, performance and readiness for advancement.

- *Employee Engagement.* The Company believes that highly engaged team members deliver a better patient experience. The foundation of our engagement strategy is a culture that connects our team members to our mission and values while promoting a sense of community, while also aligning behind business priorities. Our approach to employee engagement is to cultivate our culture and build relationships across geographically distributed team members. The Company promotes employee engagement with engagement surveys, an internal social media platform, quarterly and annual peer recognition programs, and company newsletters.

- *Health and Well being.* The Company provides a holistic range of resources and programs to our team members to address each person's unique needs, including physical, mental and financial health and well-being with programs to support healthy lifestyles, specialized programs to help manage chronic conditions, behavioral health education, coaching, and counseling, and financial wellness resources.

- *Diversity, Equity, and Inclusion.* The Company believes that diversity, equity and inclusion ("DE&I") makes us stronger, more innovative and better able to serve our patients. This requires people with different talents, backgrounds and perspectives, reflective of the communities we serve. The Company strives to develop a culture where everyone feels a sense of belonging and empowerment to share their experiences and ideas. The Company leverages meaningful metrics to evaluate the effectiveness of our DE&I initiatives, including our efforts to eliminate bias in decision-making and build a diverse pipeline of leaders.

The Company relies on its ability to attract and retain nursing staff, pharmacists and other professionals who possess the skills, experience and licenses necessary to meet the requirements of their job responsibilities. The Company's ability to attract and retain personnel depends on several factors, including the ability to provide them with engaging assignments and competitive salaries and benefits. The Company is committed to empowering our people through specific initiatives in talent development, employee engagement, health and well-being, and DE&I.

Available Information

The Company's corporate headquarters is located at 3000 Lakeside Drive, Suite 300N, Bannockburn, IL 60015. The Company maintains a website at www.optioncarehealth.com. The information contained on its website is not incorporated by reference into this Annual Report and should not be considered part of this Annual Report. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and Proxy Statements are available through its website at https://investors.optioncarehealth.com, free of charge, as soon as reasonably practicable after they are filed with or furnished to the SEC.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. *Risk Factors*

Investors should carefully consider the following Company-specific and general risk factors.

<u>**Company-Specific Risk Factors**</u>

Our revenue and profitability will decline if the pharmaceutical industry undergoes certain changes, including limiting or discontinuing research, development, production and marketing of the pharmaceuticals that are compatible with the services we provide.

Our business is highly dependent on the ability of pharmaceutical manufacturers to develop, supply and market pharmaceuticals that are compatible with the services we provide. Our revenue and profitability will decline if those companies were to sell pharmaceuticals directly to the public, fail to support existing pharmaceuticals or develop new pharmaceuticals with different administration requirements than our service offerings are currently equipped to handle. Our business could also be harmed if the pharmaceutical industry experiences any supply shortages, pharmaceutical recalls, changes in the FDA approval processes, or changes to how pharmaceutical manufacturers finance, promote or sell pharmaceutical products. The Company has experienced drug and supply shortages and has leveraged its relationships with direct manufacturers and distributors to ensure consistent supply and cost-effective procurement. A reduction in the supply of and market for pharmaceuticals that are compatible with the services we provide may have a material adverse effect on our financial condition and results of operations.

If we lose relationships with managed care organizations ("MCOs") and other non-governmental third-party payers, we could lose access to a significant number of patients and our revenue and profitability could decline.

We are highly dependent on reimbursement from MCOs, government programs such as Medicare and Medicaid and commercial insurers (collectively, "Third-Party Payers"). For the year ended December 31, 2023, 88% of our revenue came from MCOs and other non-governmental payers, including Medicare Advantage plans, Managed Medicaid plans, pharmacy benefit managers ("PBMs"), and self-pay patients. Many payers seek to limit the number of providers that supply pharmaceuticals to their enrollees in order to build volume that justifies their discounted pricing. From time to time, payers with whom we have relationships require that we bid against our competitors to keep their business. As a result of this bidding process, we may not be retained, and even if we are retained, the prices at which we are able to retain the business may be reduced. The loss of a payer relationship could significantly reduce the number of patients we serve and have a material adverse effect on our revenue and net income, and a reduction in pricing could reduce our gross margins and net income.

The healthcare industry is highly competitive.

The healthcare industry is highly competitive. We compete directly with national, regional and local healthcare providers. There are many other companies and individuals currently providing healthcare services that we provide, many of which have been in business longer and/or have substantially more resources. Other companies could enter the healthcare industry in the future and divert some or all of our business. We expect to continue to encounter competition in the future that could limit our ability to grow revenue and/or maintain acceptable pricing levels.

Some of our competitors have vertically integrated business models with commercial payers or are under common control with, or owned by, pharmaceutical wholesalers and distributors, MCOs, PBMs or retail pharmacy chains and may be better positioned with respect to the cost-effective distribution of pharmaceuticals. In addition, some of our competitors may have secured long-term supply or distribution arrangements for prescription pharmaceuticals necessary to treat certain chronic disease states on price terms substantially more favorable than the terms currently available to us. Consequently, we may be less price competitive than some of our competitors with respect to certain pharmaceutical products.

Accountable Care Organizations ("ACOs") and other clinical integration models may result in lower reimbursement rates. Some of our competitors may negotiate exclusivity provisions with managed care plans or otherwise interfere with the ability of MCOs to contract with us. Increasing consolidation in the payer and supplier industries, including vertical integration efforts among insurers, providers, and suppliers, and cost-reduction strategies by large employer groups and their affiliates may limit our ability to negotiate favorable terms and conditions in our contracts and otherwise intensify competitive pressure. In addition, our competitive position could be adversely affected by any inability to obtain access to new biotech pharmaceutical products.

If we are unable to maintain relationships with existing patient referral sources, our business and consolidated financial condition, results of operations, and cash flows could be materially adversely affected.

Our success depends on referrals from physicians, hospitals, and other sources in the communities we serve and on our ability to maintain good relationships with existing referral sources. Our referral sources are not contractually obligated to refer patients to us and may refer their patients to other providers. Our growth and profitability depends, in part, on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of the benefits of home infusion by our referral sources and their patients. Our loss of, or failure to maintain, existing relationships or our failure to develop new referral relationships could have a material adverse effect on our business and consolidated financial condition, results of operations, and cash flows.

Changes in industry pricing benchmarks could adversely affect our financial performance.

Our contracts generally use certain published benchmarks to establish pricing for the reimbursement of prescription medications we dispense. These benchmarks include AWP, wholesale acquisition cost, ASP and average manufacturer price. Many of our contracts utilize the AWP benchmark. Publication of the AWP benchmark was expected to cease in 2011 as a result of the settlement of class-action lawsuits brought against First Databank and Medi-Span, third-party publishers of various pricing benchmarks. However, Medi-Span continues to publish the AWP benchmark and has indicated that it will continue to do so until a new benchmark is widely accepted. Several industry participants have explored establishing a new benchmark but there is not currently a viable generally accepted alternative to the AWP benchmark. Without a suitable pricing benchmark in place, many of our contracts may need to be modified, which could potentially change the economic structure of our agreements.

Changes in our relationships with pharmaceutical suppliers, including changes in drug availability or pricing, could adversely affect our business and financial results.

We have contractual relationships with pharmaceutical manufacturers to purchase the pharmaceuticals that we dispense. In order to have access to these pharmaceuticals, and to be able to participate in the launch of new pharmaceuticals, we must maintain a good working relationship with these manufacturers. Most of the manufacturers of the pharmaceuticals we sell have the right to cancel their supply contracts with us without cause and after giving only minimal notice. Any changes to these relationships, including, but not limited to, the loss of a manufacturer relationship, drug shortages or changes in pricing, could have an adverse effect on our business and financial results.

Some pharmaceutical manufacturers attempt to limit the number of preferred distributors that may market certain of their pharmaceutical products. We cannot provide assurance that we will be selected and retained as a preferred distributor or that we can remain a preferred distributor to market these products. Although we believe we can effectively meet our suppliers' requirements, we cannot provide assurance that we will be able to compete effectively with other providers to retain our position as a distributor of each of our core products. Our failure to retain our position as a distributor of each of our core products could have a material adverse effect on our financial condition and results of operations.

A disruption in pharmaceutical and medical supply could adversely impact our business.

For the year ended December 31, 2023, approximately 72% of our pharmaceutical and medical supply purchases were from four vendors. Most of the pharmaceuticals that we purchase are available from multiple sources, and we believe they are available in sufficient quantities to meet our needs and the needs of our patients. We keep safety stock to ensure continuity of service for reasonable, but limited, periods of time. Should a supply disruption result in our inability to obtain especially high margin drugs and compound components necessary for patient care, our consolidated financial statements could be negatively impacted.

A shortage of qualified registered nursing staff, pharmacists and other professionals could adversely affect our ability to attract, train and retain qualified personnel and could increase operating costs.

Our business relies on our ability to attract, train and retain nursing staff, pharmacists and other professionals who possess the skills, experience and licenses necessary to meet the requirements of their job responsibilities. From time to time, and particularly in recent years, there have been shortages of nursing staff, pharmacists and other professionals in certain local and regional markets. As a result, we are often required to compete for personnel with other healthcare systems and our competitors. Our ability to attract, train and retain personnel depends on several factors, including our ability to provide them with engaging assignments and competitive salaries and benefits. We may not be successful in any of these areas.

In addition, where labor shortages arise in markets in which we operate, we have faced higher costs to attract personnel and we have had to provide them with more attractive benefit packages than originally anticipated or are being paid in other markets where such shortages do not exist at the time. In either case, such circumstances cause operating costs to increase and our profitability to decline. Finally, if we expand our operations into geographic areas where healthcare providers historically have unionized or unionization occurs in our existing geographic areas, negotiating collective bargaining agreements may have a negative effect on our ability to timely and successfully recruit qualified personnel and on our financial results. If we are unable to attract, train and retain nursing staff, pharmacists and other professionals, the quality of our services may decline and we could lose patients and referral sources, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

Introduction of new drugs, accelerated adoption of existing lower margin drugs or withdrawal of existing drugs could adversely affect our revenues and profitability when prescribers prescribe these drugs for their patients or they are mandated by Third-Party Payers.

The pharmaceutical industry pipeline of new drugs includes many drugs that over the long term may replace older, more expensive therapies. As a result of such older drugs losing patent protection and being replaced by generic substitutes, new and less expensive delivery methods (such as when an infusion or injectable drug is replaced with an oral drug) or additional products that are added to a therapeutic class, increase price competition among competing manufacturers' products in that therapeutic category. We have experienced a decrease in revenue and net income as a result of the withdrawal from the market of a drug related to the treatment of pre-term labor and the introduction of an oral alternative drug related to the treatment of ALS. In such cases, manufacturers have the ability to increase drug acquisition costs or lower the selling price of replaced products. These actions could negatively impact our revenues and/or profitability.

Failure to develop new services or adapt to changes and trends within the healthcare industry may adversely affect our business.

We operate in a highly competitive environment. We develop new services from time to time to assist our clients. If we are unsuccessful in developing innovative services, our ability to attract new clients and retain existing clients may suffer.

Technology, including the ability to capture and report outcomes, is also an important component of our business as we continue to utilize new and better channels to communicate and interact with our clients, members and business partners. If our competitors are more successful than us in employing new technology, our ability to attract new clients, retain existing clients and operate efficiently may suffer. Any significant shifts in the structure of the healthcare products and services industry in general could alter the industry dynamics and adversely affect our ability to attract or retain clients. Our failure to anticipate or appropriately adapt to changes in the industry could negatively impact our competitive position and adversely affect our business and results of operations.

Changes in future business conditions could cause business investments and/or recorded goodwill to become impaired, and our financial condition and results of operations could suffer if there is an impairment of goodwill.

Our acquisitions resulted in significant goodwill reported on our financial statements. Goodwill results when the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired. We may not realize the full value of this goodwill. As such, we evaluate on at least an annual basis whether events and circumstances indicate that all or some of the carrying value of goodwill is no longer recoverable, in which case we would recognize the unrecoverable goodwill as a charge against our earnings. The Company completes its goodwill impairment test annually in the fourth quarter on a qualitative basis. If the fair value is more likely than not less than the carrying value, a quantitative assessment would be performed. When evaluating goodwill for potential impairment on a quantitative basis, we compare the fair value of our reporting units to their respective carrying amounts. We estimate the fair value of our reporting units using the income approach. If the carrying amount of a reporting unit exceeds its estimated fair value, a goodwill impairment loss is recognized in an amount equal to the excess to the extent of the goodwill balance. The income approach requires us to estimate a number of factors for our reporting units, including projected future operating results, economic projections, anticipated future cash flows, and discount rates. The fair value determined using the income approach is then compared to marketplace fair value data from within a comparable industry grouping for reasonableness. Because of the significance of our goodwill, any future impairment could result in material non-cash charges to our results of operations, which could have an adverse effect on our financial condition and results of operations.

A significant change in, or noncompliance with, governmental regulations and other legal requirements could have a material adverse effect on our reputation and profitability.

We operate in complex, highly regulated environments and could be materially and adversely affected by changes to applicable legal requirements including the related interpretations and enforcement practices, new legal requirements and/or any failure to comply with applicable regulations. Our home infusion and alternate site infusion businesses are subject to numerous federal, state and local regulations including licensing and other requirements for pharmacies and reimbursement arrangements.

The federal and state statutes and regulations to which we are subject include, but are not limited to, laws requiring the registration and regulation of pharmacies; laws governing the dispensing of pharmaceuticals and controlled substances; laws regulating the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; laws regarding food and drug safety, including those of the FDA and the DEA; applicable governmental payer regulations, including those applicable to Medicare and Medicaid; data privacy and security laws, including HIPAA and its associated regulations; federal and state fraud and abuse laws, including, but not limited to, the Anti-Kickback Statute and false claims laws; trade regulations, including those of the U.S. Federal Trade Commission ("FTC"), the U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-corruption laws in connection with the services provided by certain of our contractors; and consumer protection and safety laws, including those of the Consumer Product Safety Commission.

We are required to hold valid DEA and state-level licenses, meet various security and operating standards and comply with federal and various state controlled substance acts and related regulations governing the sale, dispensing, disposal, holding and distribution of controlled substances. The DEA, the FDA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations.

We use, disclose and otherwise process personally identifiable information, including health information, making us subject to HIPAA and other federal and state privacy and security regulations, and failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, could have a material adverse effect on our patient base and revenue.

We are also governed by federal and state laws of general applicability, including laws regulating matters of working conditions, health and safety and equal employment opportunity and other labor and employment matters as well as employee benefits, competition, antitrust, taxation and escheatment matters. Material violations of any such laws could have a material adverse effect on our patient base and revenue. In addition, we could have significant exposure if we are found to have infringed another party's intellectual property rights.

Changes in laws, regulations and policies and the related interpretations and enforcement practices may alter the landscape in which we do business and may significantly affect our cost of doing business, the impact of which generally cannot be predicted. Such changes may require extensive system and operational changes, be difficult to implement, increase our operating costs and require significant capital expenditures. Ultimately, our noncompliance with applicable laws and regulations could result in the imposition of civil and criminal penalties that could adversely affect the continued operation of our business, including: suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government programs, including the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties. Any failure to comply with applicable regulatory requirements could result in significant legal and financial exposure, damage our reputation, and have a material adverse effect on our business operations, financial condition and results of operations.

Federal actions and legislation may reduce reimbursement rates from governmental payers and adversely affect our results of operations.

In recent years, Congress has passed legislation reducing payments to healthcare providers. The Budget Control Act of 2011, as amended, requires automatic spending reductions to reduce the federal deficit, including Medicare spending reductions of up to 2% per fiscal year that extend through 2027. The Center for Medicare & Medicaid Services ("CMS") began imposing a 2% reduction on Medicare claims on April 1, 2013. The Affordable Care Act provides for material reductions in the growth of Medicare program spending. The 21st Century Cures Act (the "Cures Act") significantly reduced the amount paid by Medicare for drug costs, while delaying the implementation of a clinical services payment, although Congress also passed a temporary transitional service payment that took effect January 1, 2019. In addition, from time to time, CMS revises the reimbursement systems used to reimburse healthcare providers, which may result in reduced Medicare payments.

For the year ended December 31, 2023, 12% of our revenue was derived from reimbursement by direct federal and state programs such as Medicare and Medicaid. Reimbursement from these and other government programs is subject to statutory and regulatory requirements, administrative rulings, interpretations of policy, implementation of reimbursement procedures, retroactive payment adjustments, governmental funding restrictions and changes to or new legislation, all of which may materially affect the amount and timing of reimbursement payments to us. Changes to the way Medicare pays for our services, including mandatory payment reductions, such as sequestration, may reduce our revenue and profitability on services provided to Medicare patients and increase our working capital requirements. In addition, we are sensitive to possible changes in state Medicaid programs.

Because most states must operate with balanced budgets and because the Medicaid program is often a state's largest program, some states have enacted or may consider enacting legislation designed to reduce their Medicaid expenditures. Further, many states have taken steps to reduce coverage and/or enroll Medicaid recipients in managed care programs. The current economic environment has increased the budgetary pressures on many states, and these budgetary pressures have resulted, and likely will continue to result, in decreased spending, or decreased spending growth, for Medicaid programs and the Children's Health Insurance Program in many states.

In some cases, Third-Party Payers rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from Third-Party Payers. Current or future healthcare reform and deficit reduction efforts, changes in other laws or regulations affecting government healthcare programs, changes in the administration of government healthcare programs and changes in payment rates by Third-Party Payers could have a material, adverse effect on our financial position and results of operations.

Delays in reimbursement may adversely affect our liquidity, cash flows and results of operations.

The reimbursement process for the services we provide is complex, resulting in delays between the time we bill for a service and receipt of payment that can be significant. Reimbursement and procedural issues often require us to resubmit claims multiple times and respond to multiple administrative requests before payment is remitted. The collection of accounts receivable is challenging and requires constant focus and involvement by management and ongoing enhancements to information systems and billing center operating procedures. While management believes that our controls and processes are satisfactory, there can be no assurance that collections of accounts receivable will continue at historical rates. The risks associated with Third-Party Payers and the inability to collect outstanding accounts receivable could have a material adverse effect on our liquidity, cash flows and results of operations.

We are subject to pricing pressures and other risks involved with Third-Party Payers.

Competition to provide healthcare services, efforts by traditional Third-Party Payers to contain or reduce healthcare costs, and the increasing influence of managed care payers such as HMOs, has resulted in reduced rates of reimbursement for home infusion and specialty pharmacy services. Changes in reimbursement policies of governmental Third-Party Payers, including policies relating to Medicare, Medicaid and other federal and state funded programs, could reduce the amounts reimbursed to our customers for our products and, in turn, the amount these customers would be willing to pay for our products and services, or could directly reduce the amounts payable to us by such payers. Pricing pressures by Third-Party Payers may continue, and these trends may adversely affect our business.

Also, continued growth in managed care plans has pressured healthcare providers to find ways of becoming more cost competitive. MCOs have grown substantially in terms of the percentage of the population they cover and in terms of the portion of the healthcare economy they control. MCOs have continued to consolidate to enhance their ability to influence the delivery of healthcare services and to exert pressure to control healthcare costs. A rapid concentration of revenue derived from individual managed care payers could harm our business.

We face periodic reviews and billing audits by governmental and private payers, which could result in adverse findings that may negatively impact our business.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental reviews and audits to verify our compliance with these programs and applicable laws and regulations. We also are subject to audits under various government programs in which third-party firms engaged by CMS conduct extensive reviews of claims data and medical and other records to identify potential improper payments under the Medicare program. Third-Party Payers may also conduct audits. Disputes with payers can arise from these reviews. Payers can claim that payments based on certain billing practices or billing errors were made incorrectly. If billing errors are identified in the sample of reviewed claims, the billing error can be extrapolated to all claims filed, which could result in a larger overpayment than originally identified in the sample of reviewed claims. Our costs to respond to and defend claims, reviews and audits may be significant and could have a material adverse effect on our business and financial condition, results of operations and cash flows. Moreover, an adverse claim, review or audit could result in:

- required refunding or retroactive adjustment of amounts we have been paid by governmental payers or Third-Party Payers;
- state or federal agencies imposing fines, penalties and other sanctions on us;
- suspension or exclusion from the Medicare program, state programs, or one or more third-party payer networks; or
- damage to our business and reputation in various markets.

These results could have a material adverse effect on our business and financial condition, results of operations and cash flows.

If any of our pharmacies fail to comply with the conditions of participation in the Medicare program, that pharmacy could be terminated from Medicare, which could adversely affect our consolidated financial statements.

Our pharmacies must comply with the extensive conditions of participation in the Medicare program. If a pharmacy fails to meet any of the Medicare supplier standards, that pharmacy could be terminated from the Medicare program. We respond in the ordinary course to deficiency notices issued by surveyors, and none of our pharmacies has ever been terminated from the Medicare program for failure to comply with the Medicare supplier standards. Any termination of one or more of our pharmacies from the Medicare program for failure to satisfy the Medicare supplier standards could adversely affect our consolidated financial statements.

We cannot predict the impact of changing requirements on compounding pharmacies.

Compounding pharmacies are closely monitored by federal and state governmental agencies. We believe that our compounding is performed in safe environments, and we have clinically appropriate policies and procedures in place. We only compound pursuant to a patient-specific prescription and do so in compliance with USP 797 standards. The DQSA amended the FDCA to grant the FDA additional authority to regulate and monitor the manufacturing of compounded pharmaceutical drugs. In 2013, Congress passed the DQSA, which creates a new category of compounding facilities called outsourcing facilities that are regulated by the FDA. The Company complies with all federal and state regulations, as well as all PCAB Accreditation Standards for Sterile and Non-Sterile Pharmacy Compounding, and pursues accreditation from quality associations. The Company believes it complies in all material respects with all applicable requirements of a non-outsourcing-facility pharmacy, as outlined in Section 503A of the FDCA. Title II of this measure, known as the Drug Supply Chain Security Act ("DSCSA"), established requirements in November 2013 to facilitate the tracing of prescription drug products through the pharmaceutical supply distribution chain. These requirements included a 10-year timeline culminating in the building of "an electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States." The law's track and trace requirements are applicable to manufacturers, wholesalers, repackagers and dispensers (e.g., pharmacies) of prescription drugs. The Company is currently materially compliant with the DSCSA provisions currently in effect. The Company also expects to be materially compliant with the additional provisions of DSCSA, which requires the electronic receipt and exchange of transaction information (with specific product identifiers for each package) and transaction statements, by the November 2023 effective date. These regulatory measures, future DSCSA regulatory measures and the potential for increased DSCSA enforcement by the FDA could increase pharmacy costs. Noncompliance with these regulations could have an adverse impact on our reputation and profitability.

We do not believe that our current compounding practices qualify us as an outsourcing facility and, therefore, we continue to operate consistently with USP 797 standards and applicable state pharmacy laws. Should state regulators or the FDA disagree, or should our business practices change to qualify us as an outsourcing facility, there is risk of regulatory action and/or increased resources required to comply with federal requirements imposed pursuant to the DQSA on outsourcing facilities that could significantly increase our costs or otherwise affect our results of operations. Furthermore, we cannot predict the overall impact of increased scrutiny on compounding pharmacies.

Risks Relating to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of December 31, 2023, we had $1,088.0 million of outstanding borrowings, including (i) $588.0 million under our First Lien Term Loan (as defined herein) and (ii) $500.0 million under our 4.375% Senior Unsecured Notes due 2029 (the "Senior Notes"). All obligations under the First Lien Term Loan are secured by first-priority perfected security interests in substantially all of our assets and the assets of our subsidiaries, subject to permitted liens and other exceptions. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our credit agreements and indenture have important consequences, including but not limited to:

- limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;
- limiting our ability to incur additional indebtedness;
- limiting our ability to capitalize on significant business opportunities;
- making us more vulnerable to rising interest rates; and
- making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial condition and results of operations. Further, our credit agreements and indenture contain customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Our First Lien Term Loan is also subject to mandatory prepayments in certain circumstances and requires a prepayment of a certain percentage of our excess cash flow. This excess cash flow payment, and future required prepayments, will reduce our cash available for investment in our business.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

Despite our indebtedness, we may still incur significantly more debt, which could exacerbate the risks associated with our substantial leverage.

We may incur additional indebtedness, including additional secured indebtedness, in the future, in connection with future acquisitions, strategic investments and strategic relationships. Although the financing documents governing our indebtedness contain covenants and restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions, including secured debt, could be substantial. Adding additional debt to current debt levels could exacerbate the leverage-related risks described above.

We may not be able to generate sufficient cash flow to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be required to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flow and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our First Lien Term Loan, Revolver Facility (as defined herein) and our Senior Notes restrict our ability to conduct asset sales and/or use the proceeds from asset sales. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

Risks Relating to Our Common Stock

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our third amended and restated certificate of incorporation contains provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things, these provisions:

- allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders;
- provide that directors may be removed with or without cause only by the affirmative vote of holders of at least 66 2/3% of the voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;
- prohibit stockholder action by written consent; and
- provide that any amendment, alteration, rescission or repeal of our bylaws or certificate of incorporation by our stockholders will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving the Company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities to realize value in a corporate transaction.

Moreover, Section 203 of the Delaware General Corporation Law ("DGCL") may discourage, delay, or prevent a change of control of the Company. Section 203 of the DGCL imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our third amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our third amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees and stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, our third amended and restated certificate of incorporation or our bylaws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action", will not apply to suits to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our third amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our third amended and restated certificate of incorporation described above. The forum selection clause in our third amended and restated certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our third amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board of Directors has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control, discouraging bids for our common stock at a premium to the market price, and materially and adversely affecting the market price and the voting and other rights of the holders of our common stock.

We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term stockholder value.

We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term stockholder value. In February 2023, the Board of Directors approved a new stock repurchase program authorizing the repurchase of up to $250 million of our common stock. In December 2023, the Board of Directors approved an increase to its stock repurchase program authorization from $250 million to $500 million. The repurchase program does not have an expiration date, and we are not obligated to repurchase a specified number or dollar value of shares, on any particular timetable or at all. There can be no assurance that we will repurchase stock at favorable prices. The repurchase program may be suspended or terminated at any time and, even if fully implemented, may not enhance long-term stockholder value.

General Risk Factors

Pending and future litigation could subject us to significant monetary damages and/or require us to change our business practices.

We employ pharmacists, dieticians, nurses and other healthcare professionals. We are subject to liability for negligent acts, omissions, or injuries occurring at any of our clinics or caused by any of our employees. We are subject to risks relating to asserted claims, litigation and other proceedings in connection with our operations. We are facing, or may face, claims or become a party to a variety of legal actions that affect our business, including breach of contract actions, employment and employment discrimination-related suits, employee benefit claims, stockholder suits and other securities laws claims, and tort claims. Due to the nature of our business, we, through our employees and caregivers who provide services on our behalf, may be the subject of medical malpractice claims. A court could find these individuals should be considered our agents, and as a result, we could be held liable for their acts or omissions.

We may incur substantial expenses in defending such claims or litigation, regardless of merit, and such claims or litigation could result in a significant diversion of the efforts of our management personnel. Successful claims against us may result in monetary liability or a material disruption in the conduct of our business. Similarly, if we settle such legal proceedings, it may affect how we operate our business. See Note 14, *Commitments and Contingencies*, of the consolidated financial statements included in Item 8 of this Annual Report for a description of material proceedings pending against the Company. We believe that these proceedings are without merit and, to the extent they are not already concluded, we intend to contest them vigorously. However, an adverse outcome in one or more of these proceedings may have a material adverse effect on our consolidated results of operations, consolidated financial position, and/or consolidated cash flow from operations, or may require us to make material changes to our business practices.

We may be subject to liability claims for damages and other expenses that are not covered by insurance.

As a result of operating in the home infusion industry, our business is subject to inherent risk of claims, losses and potential lawsuits alleging incidents involving our employees that are likely to occur in a patient's home. We maintain professional liability insurance to provide coverage to us and our subsidiaries against these risks. A successful product or professional liability claim in excess of our insurance coverage could harm our consolidated financial statements. Various aspects of our business may subject us to litigation and liability for damages. For example, a prescription drug dispensing error could result in a patient receiving the wrong or incorrect amount of medication, leading to personal injury or death. Our business and consolidated financial statements could suffer if we pay damages or defense costs in connection with a claim that is outside the scope of any applicable contractual indemnity or insurance coverage.

Our insurance coverage also includes property liability, cyber liability, clinical trials liability, crime liability, auto liability, workers' compensation, employers' liability, executive liability policies (employment practices liability, fiduciary liability, directors' and officers' liability), umbrella/excess liability and general liability with varying limits. We cannot assure that the insurance we maintain will satisfy claims made against us or that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms or at all. Claims made against us will be subject to the terms, conditions and exclusions of the insurance policies we maintain. Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business.

Our insurance coverage also includes fire, property damage and general liability with varying limits. We cannot assure that the insurance we maintain will satisfy claims made against us or that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms. Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business.

Pressures relating to downturns in the economy could adversely affect our business and consolidated financial statements.

Medicare and other federal and state payers account for a portion of our revenues. During economic downturns and periods of stagnant or slow economic growth, federal and state budgets are typically negatively affected, resulting in reduced reimbursements or delayed payments by the federal and state government healthcare coverage programs in which we participate, including Medicare, Medicaid, and other federal or state assistance plans. Government programs could also slow or temporarily suspend payments, negatively impacting our cash flow and increasing our working capital needs and interest payments. We have seen, and believe we will continue to see, Medicare and state Medicaid programs institute measures aimed at controlling spending growth, including reductions in reimbursement rates.

Higher unemployment rates and significant employment layoffs and downsizings may lead to lower numbers of patients enrolled in employer-provided plans. Adverse economic conditions could also cause employers to stop offering, or limit, healthcare coverage, or modify program designs, shifting more costs to the individual and exposing us to greater credit risk from patients or the discontinuance of therapy.

The general levels of inflation and specific inflationary pressures that we have experienced in areas such as labor, transportation and medical supplies may continue to persist due to events outside of our control, for example, the COVID-19 pandemic and other potential pandemic events, supply chain disruptions, and the broader macro-economic environment. The sustained or continued rise of inflation may adversely impact our business operations, financial condition and results of operations.

Acquisitions, strategic investments and strategic relationships involve certain risks.

We may pursue acquisitions of strategic investments in, or strategic relationships with businesses and technologies. Acquisitions may entail numerous risks, including difficulties in assessing values for acquired businesses, intangible assets and technologies, difficulties in the assimilation of acquired operations and products, diversion of management's attention from other business concerns, assumption of unknown material liabilities of acquired companies, amortization of acquired intangible assets that could reduce future reported earnings, and potential loss of clients or key employees of acquired companies. We may not be able to successfully fully integrate the operations, personnel, services or products that we have acquired or may acquire in the future. Strategic investments may also entail some of the risks described above. If these investments are unsuccessful, we may need to incur charges against earnings.

We may also pursue a number of strategic relationships. These relationships may be important to our business and growth prospects. However, we may not be able to maintain these relationships or develop new strategic alliances.

Cybersecurity risks could compromise our information and expose us to liability, which may harm our ability to operate effectively and may cause harm to our business and reputation.

Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. The Company relies on its information systems to provide security for processing, transmitting, and storing confidential information about patients, customers, and personnel, such as names, addresses and other individually identifiable information protected by HIPAA and other privacy laws. Cyber incidents can result from deliberate attacks or unintentional events. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements. Compliance with changes in privacy and information security laws and with rapidly evolving industry standards may result in the Company incurring significant expense due to increased investment in technology and the development of new operational processes.

We have not experienced any known attacks on our information technology systems that compromised any confidential information. We maintain our information technology systems with safeguard protections against cyber-attacks including passive intrusion protection, firewalls and virus detection software. In addition, we provide our employees with extensive training on best ways to protect our patient information, including, among others, avoiding phishing emails and sharing access to sensitive information on a need-only basis. However, these safeguards do not ensure that a significant cyber-attack could not occur. Although we have taken steps to protect the security of our information technology systems and the data maintained in those systems, it is possible that our safety and security measures will not prevent the systems' improper functioning or damage or the improper access or disclosure of personal health information or personally identifiable information such as in the event of cyber-attacks.

Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches can create system disruptions or shutdowns or the unauthorized use or disclosure of confidential information. If personal information or protected health information is improperly accessed, tampered with or disclosed as a result of a security breach, we may incur significant costs to notify, and mitigate potential harm to the affected individuals, and we may be subject to sanctions and civil or criminal penalties if we are found to be in violation of the privacy or security rules under HIPAA or other federal or state laws protecting confidential personal information. In addition, a security breach of our information technology systems could damage our reputation, subject us to liability claims or regulatory penalties for compromised personal information and could have a material adverse effect on our business, financial condition, and results of operations.

Our business is dependent on the services provided by third-party information technology vendors.

Our information technology infrastructure includes hosting services provided by third parties. While we believe these third parties are high-performing organizations with secure platforms and customary certifications, they could suffer a security breach or business interruption, which in turn could impact our operations negatively. In addition, changes in pricing terms charged by our technology vendors may adversely affect our financial performance.

We use, and may continue to expand our use of, machine learning and artificial intelligence ("AI") technologies to deliver our services and operate our business.

If we fail to successfully integrate AI into our platform and business processes, or if we fail to keep pace with rapidly evolving AI technological developments, including attracting and retaining talented AI developers and programmers, we may face a competitive disadvantage. At the same time, the use or offering of AI technologies may result in new or expanded risks and liabilities, including enhanced government or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality, reputational harm and security risks. It is not possible to predict all of the risks related to the use of AI and changes in laws, rules, directives, and regulations governing the use of AI may adversely affect our ability to develop and use AI or subject us to legal liability. The cost of complying with laws and regulations governing AI could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. Further, market demand and acceptance of AI technologies are uncertain, and we may be unsuccessful in efforts to further incorporate AI into our processes.

Failure to maintain effective internal control over our financial reporting could have an adverse effect on our ability to report our financial results on a timely and accurate basis.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, and is required to evaluate the effectiveness of these controls and procedures on a periodic basis and publicly disclose the results of these evaluations and related matters in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, to help mitigate the risk of fraud and to operate successfully. Any failure to implement and maintain effective internal controls could result in material weaknesses or material misstatements in our consolidated financial statements.

If we fail to maintain effective internal control over financial reporting, or our independent registered public accounting firm is unable to provide us with an unqualified attestation report on our internal control, we may be required to take corrective measures or restate the affected historical financial statements. In addition, we may be subjected to investigations and/or sanctions by federal and state securities regulators and/or civil lawsuits by security holders. Any of the foregoing could also cause investors to lose confidence in our reported financial information and in us and would likely result in a decline in the market price of our stock and in our ability to raise additional financing if needed in the future.

Acts of God, such as major weather disturbances, could disrupt our business.

We operate in a network of prescribers, providers, patients and facilities that can be negatively impacted by local weather disturbances and other force majeure events. For example, in anticipation of major weather events, patients with impaired health may be moved to alternate sites. After a major weather event, availability of electricity, clean water and transportation can impact our ability to provide service in patients' homes. Similarly, such events could impact key suppliers or vendors, disrupting the services or materials they provide to us. Climate change, or legal, regulatory or market measures to address climate change, could adversely affect our business and results of operations. In addition, acts of God and other force majeure events may cause a reduction in our business or increased costs, such as increased costs in our operations as we incur overtime charges or redirect services to other locations, delays in our ability to work with payers, hospitals, physicians and other strategic partners on new business initiatives, and disruption to referral patterns as patients are moved out of facilities affected by such events or are unable to return to sites of service in patients' homes.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy

We have developed and implemented a cybersecurity framework designed to evaluate, identify and manage risks stemming from threats to the security of our information, systems and network using a risk-based approach. The framework is informed, in part, by the National Institute of Standards and Technology (NIST) Cybersecurity Framework, although this does not necessarily mean that we meet all technical standards, specifications or requirements outlined in the NIST framework. Additionally, we maintain a Systems and Organization Controls (SOC) 2 Type 2 attestation.

Our goal is to maintain an information technology infrastructure that implements physical, administrative, and technical controls. These controls are adjusted based on risk and designed to protect the confidentiality, integrity, and availability of our information systems, including the customer information, personal information and proprietary information stored on our networks.

We have a cybersecurity incident response plan and dedicated teams to respond to cybersecurity incidents. When a cybersecurity incident occurs, we have cross-functional teams that are responsible for leading the initial assessment of priority and severity. Our information security team assists in taking any remedial action in response to an incident, and external experts may also be engaged as appropriate.

Our overarching approach to cybersecurity risk management centers on governance, people, processes, and technology. We provide security awareness training to help employees understand their information protection and cybersecurity responsibilities. This includes mandatory annual cybersecurity training and monthly phishing simulations. We also perform periodic tabletops or simulation exercises involving technical experts and business and functional leaders.

We conduct third party assessments of potential new vendors who process, store or transmit our data, which include a formal security review. This can include the review of documentation related to a vendor's security attestations, such as SOC 2 Type 2 or HITRUST certifications.

We leverage third party cybersecurity companies to periodically assess our cybersecurity program and procedures and reaffirm our compliance with SOC 2 standards. These assessments aid in continual improvement and help us identify and address risks from cybersecurity threats.

We also consider cybersecurity, along with our other top risks, within our enterprise risk management framework. This framework involves internal reporting at the business and enterprise levels, considering key risk indicators, trends and countermeasures. Our Senior Vice President, Chief Information Security Officer (CISO) serves on the Enterprise Risk Committee that assesses our enterprise-wide risks and oversees risk mitigation activities.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us or our results of operations, cash flow or financial condition. However, the scope and impact of any future incident, or the identification of new information related to prior cybersecurity incidents, cannot be predicted. See "Item 1A. Risk Factors" for more information about our cybersecurity-related risks.

Governance

The Quality and Compliance Committee of our Board of Directors provides board-level oversight of cybersecurity risk. As part of its oversight role, the Quality and Compliance Committee receives reports about our practices, programs, or notable threats or incidents related to cybersecurity throughout the year, including through periodic updates from our CISO and other leaders. The Quality and Compliance Committee provides regular reports to the full Board about these matters and other areas within its responsibility, and the CISO and other leaders provide updates regarding cybersecurity matters to the full Board as appropriate.

Our CISO reports to our Chief Information Officer and leads our overall cybersecurity function. Our CISO has over 20 years of experience in various security roles, which include managing information security, development cybersecurity strategy, and implementing cybersecurity programs. Our CISO collaborates with senior leaders and other members of our organization to identify and analyze cybersecurity risks and implement controls as appropriate and feasible to mitigate these risks. The CISO also supervises efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through various means, including by collaborating with internal and external stakeholders. Our CISO is supported by a management-led Security Council, which consists of our Chief Executive Officer, Chief Financial Officer and other senior leaders throughout our organization, and which reviews and discusses our cybersecurity program as well as emerging cyber risks, threats, and industry trends, among other topics.

Item 2.   *Properties*

We currently lease all of our properties from third parties under various lease terms expiring over periods extending through 2038, in addition to a number of non-material month-to-month leases. Our corporate headquarters is located at 3000 Lakeside Drive, Suite 300N, Bannockburn, IL 60015. Our other properties mainly consist of infusion pharmacies equipped with clean room and compounding capabilities. Some infusion pharmacies are co-located with an ambulatory infusion center where patients receive infusion treatments. As of December 31, 2023, we have 93 pharmacies and 84 stand-alone ambulatory infusion suites that support our infusion services business in 43 states.

Item 3.   *Legal Proceedings*

For a summary of material legal proceedings, if any, refer to Note 14, *Commitments and Contingencies*, of the consolidated financial statements included in Item 8 of this Annual Report.

Item 4.   *Mine Safety Disclosures*

Item not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Common Stock

Our Common Stock, par value $0.0001 per share, is traded on the Nasdaq Global Select Market under the symbol "OPCH".

Holders of Record

As of February 19, 2024, there were 96 stockholders of record of our Common Stock.

Dividend Policy

We have never paid cash dividends on our Common Stock and do not anticipate doing so in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

See Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report.

Recent Sale of Unregistered Securities and Use of Proceeds

Issuer Purchases of Equity Securities

On February 20, 2023, the Company's Board of Directors approved a share repurchase program of up to an aggregate $250.0 million of common stock of the Company. On December 6, 2023, the Company's Board of Directors approved an increase to its stock repurchase program authorization from $250.0 million to $500 million. This program has no specified expiration date.

The following table provides certain information with respect to the Company's repurchases of common stock from October 1, 2023 through December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2023 - October 31, 2023	—	$ —	—	$ 75,000,067
November 1, 2023 - November 30, 2023	1,620,021	28.78	1,620,021	28,368,824
December 1, 2023 - December 31, 2023	937,594	30.26	937,594	250,000,103
	2,557,615	$ 29.32	2,557,615	$ 250,000,103

Stock Performance Graph

The following graph compares the total cumulative returns of BioScrip through August 6, 2019 and Option Care Health from August 7, 2019 through December 31, 2023 with the total cumulative returns of the Nasdaq Composite Index and the S&P Health Care Services Select Industry Index for the five-year period from December 31, 2018 through December 31, 2023. The graph shows the performance of a $100 investment in our Common Stock and each index as of December 31, 2018.



* $100 invested on December 31, 2018 in stock or index, including reinvestment of dividends.

	Year Ended December 31,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Option Care Health, Inc.	$ 100.00	$ 104.48	$ 109.52	$ 199.16	$ 210.71	$ 235.92
Nasdaq Composite Index	$ 100.00	$ 135.23	$ 194.24	$ 235.78	$ 157.74	$ 226.24
S&P Health Care Services Select Industry Index	$ 100.00	$ 118.40	$ 157.48	$ 172.35	$ 137.77	$ 144.10

Item 6.   *Reserved*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is designed to assist the reader in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year-to-year and the primary factors that accounted for those changes as well as how certain accounting principles affect our consolidated financial statements.

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this Annual Report and specifically under the caption "Forward-Looking Statements" and in Item 1A. "Risk Factors" in this Annual Report. In addition, the following discussion of financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto appearing in Item 8 in this Annual Report.

Business Overview

Option Care Health and its wholly-owned subsidiaries provide infusion therapy and other ancillary healthcare services through a national network of 177 locations around the United States. The Company contracts with managed care organizations, third-party payers, hospitals, physicians, and other referral sources to provide pharmaceuticals and complex compounded solutions to patients for intravenous delivery in the patients' homes or other non-hospital settings. Our services are provided in coordination with, and under the direction of, the patient's physician. Our multidisciplinary team of clinicians, including pharmacists, nurses, dietitians and respiratory therapists, work with the physician to develop a plan of care suited to each patient's specific needs. We provide home infusion services consisting of anti-infectives, nutrition support, therapies for chronic inflammatory disorders and neurological disorders, immunoglobulin therapy, and other therapies for chronic and acute conditions.

Composition of Results of Operations

The following results of operations include the accounts of Option Care Health and our subsidiaries for the years ended December 31, 2023 and 2022.

Gross Profit

Gross profit represents our net revenue less cost of revenue.

Net Revenue. Infusion and related healthcare services revenue is reported at the estimated net realizable amounts from third-party payers and patients for goods sold and services rendered. When pharmaceuticals are provided to a patient, revenue is recognized upon delivery of the goods. When nursing services are provided, revenue is recognized when the services are rendered.

Due to the nature of the healthcare industry and the reimbursement environment in which the Company operates, certain estimates are required to record revenue and accounts receivable at their net realizable values at the time goods or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payers may result in adjustments to amounts originally recorded.

Cost of Revenue. Cost of revenue consists of the actual cost of pharmaceuticals and other medical supplies dispensed to patients. In addition to product costs, cost of revenue includes warehousing costs, purchasing costs, depreciation expense relating to revenue-generating assets, such as infusion pumps, shipping and handling costs, and wages and related costs for the pharmacists, nurses, and all other employees and contracted workers directly involved in providing service to the patient.

The Company receives volume-based rebates and prompt payment discounts from some of its pharmaceutical and medical supplies vendors. These payments are recorded as a reduction of inventory and are accounted for as a reduction of cost of revenue when the related inventory is sold.

Operating Costs and Expenses

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist principally of salaries for administrative employees that directly and indirectly support the operations, occupancy costs, marketing expenditures, insurance, and professional fees.

Depreciation and Amortization Expense. Depreciation within this caption includes infrastructure items such as intangibles amortization, computer hardware and software, office equipment and leasehold improvements. Depreciation of revenue-generating assets, such as infusion pumps, is included in cost of revenue.

Other Income (Expense)

Interest Expense, Net. Interest expense consists principally of interest payments on the Company's outstanding borrowings under the ABL Facility, First Lien Term Loan, Revolver Facility, Senior Notes, amortization of discount and deferred financing fees, and payments associated with the interest rate cap, and interest income earned on cash and cash equivalents. Refer to the "Liquidity and Capital Resources" section below for further discussion of these outstanding borrowings.

Equity in Earnings of Joint Ventures. Equity in earnings of joint ventures consists of our proportionate share of equity earnings or losses from equity investments in two infusion joint ventures with health systems.

Other, Net. On May 3, 2023, the Company entered into a definitive merger agreement (the "Amedisys Merger Agreement") with Amedisys, Inc. ("Amedisys"), a leading provider of healthcare in home health and hospice settings. On June 26, 2023, the Company entered into an agreement to terminate the Amedisys Merger Agreement (the "Mutual Termination Agreement"). Under the terms of the Mutual Termination Agreement, the Company received a payment of $106.0 million in cash on behalf of Amedisys (the "Termination Fee"). Other income (expense) primarily includes the termination fee, net of merger-related expenses, received on behalf of Amedisys during the year ended December 31, 2023. During the year ended December 31, 2022, other income (expense) primarily includes the gain on the sale of respiratory therapy assets, which closed in December 2022.

Income Tax Benefit Expense. The Company is subject to taxation in the United States and various states. The Company's income tax expense is reflective of the current federal and state tax rates.

Change in Unrealized Gain (Loss) on Cash Flow Hedge, Net of Income Tax Benefit (Expense). Change in unrealized gain (loss) on cash flow hedge, net of income tax benefit (expense), consists of the gain (loss) associated with the changes in the fair value of hedging instruments related to the interest rate cap, net of income taxes.

Results of Operations

The following table presents Option Care Health's consolidated results of operations for the years ended December 31, 2023 and 2022 (in thousands, except for percentages). For a discussion of Option Care Health's consolidated results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2023.

	Year Ended December 31,			
	2023		**2022**	
	Amount	**% of Revenue**	**Amount**	**% of Revenue**
NET REVENUE	$ 4,302,324	100.0 %	$ 3,944,735	100.0 %
COST OF REVENUE	3,321,101	77.2 %	3,077,817	78.0 %
GROSS PROFIT	981,223	22.8 %	866,918	22.0 %
OPERATING COSTS AND EXPENSES:				
Selling, general and administrative expenses	607,427	14.1 %	566,122	14.4 %
Depreciation and amortization expense	59,201	1.4 %	60,565	1.5 %
Total operating expenses	666,628	15.5 %	626,687	15.9 %
OPERATING INCOME	314,595	7.3 %	240,231	6.1 %
OTHER INCOME (EXPENSE):				
Interest expense, net	(51,248)	(1.2)%	(53,806)	(1.4)%
Equity in earnings of joint ventures	5,530	0.1 %	5,125	0.1 %
Other, net	89,865	2.1 %	14,218	0.4 %
Total other income (expense)	44,147	1.0 %	(34,463)	(0.9)%
INCOME BEFORE INCOME TAXES	358,742	8.3 %	205,768	5.2 %
INCOME TAX EXPENSE	91,652	2.1 %	55,212	1.4 %
NET INCOME	$ 267,090	6.2 %	$ 150,556	3.8 %
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX:				
Change in unrealized (loss) gain on cash flow hedge, net of income tax benefit (expense) of $2,158 and $(7,259), respectively	(6,181)	(0.1)%	21,610	0.5 %
OTHER COMPREHENSIVE (LOSS) INCOME	(6,181)	(0.1)%	21,610	0.5 %
NET COMPREHENSIVE INCOME	$ 260,909	6.1 %	$ 172,166	4.4 %

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table presents selected consolidated comparative results of operations for the years ended December 31, 2023 and 2022:

Gross Profit

	Year Ended December 31,					
	2023		2022		Variance	
	(in thousands, except for percentages)					
Net revenue	$	4,302,324	$	3,944,735	$	357,589	9.1 %
Cost of revenue		3,321,101		3,077,817		243,284	7.9 %
Gross profit	$	981,223	$	866,918	$	114,305	13.2 %
Gross profit margin		22.8%		22.0%			

The increase in net revenue during the year ended December 31, 2023 was primarily driven by organic growth in the Company's portfolio of therapies, consisting of acute revenue that had mid-single-digit growth relative to the prior year while chronic revenue grew in the low-double-digits. The increase in net revenue was partially offset by the divestiture of respiratory therapy assets in December 2022 as well as therapies related to the treatment of ALS and pre-term labor. The increase in cost of revenue and gross profit was primarily driven by the growth in revenue, which outpaced the increase in cost of revenue primarily due to our disciplined procurement strategies, certain temporary favorable therapy pricing dynamics that emerged due to the timing in variances in reference prices that affects our costs relative to reimbursement, and efficient utilization of our clinical workforce and infusion suite network.

Operating Expenses

	Year Ended December 31,					
	2023		2022		Variance	
	(in thousands, except for percentages)					
Selling, general and administrative expenses	$	607,427	$	566,122	$	41,305	7.3 %
Depreciation and amortization expense		59,201		60,565		(1,364)	(2.3)%
Total operating expenses	$	666,628	$	626,687	$	39,941	6.4 %

The increase in selling, general and administrative expenses during the year ended December 31, 2023 is primarily due to an increase in salaries, benefits, and equity compensation as a result of expansion of team members to adjust to current volumes, however, these expenses have remained relatively consistent as a percentage of revenue at 14.1% and 14.4% for the years ended December 31, 2023 and 2022, respectively, due to the Company's focus on controlling spending leverage.

Other Income (Expense)

	Year Ended December 31,					
	2023		2022		Variance	
	(in thousands, except for percentages)					
Interest expense, net	$	(51,248)	$	(53,806)	$	2,558	(4.8)%
Equity in earnings of joint ventures		5,530		5,125		405	7.9 %
Other, net		89,865		14,218		75,647	532.1 %
Total other income (expense)	$	44,147	$	(34,463)	$	78,610	(228.1)%

The decrease in interest expense, net during the year ended December 31, 2023 was primarily attributable to an increase in interest income generated from our cash and cash equivalents, partially offset by increases in the First Lien Term Loan's variable interest rate compared to the year ended December 31, 2022.

The increase in other, net during the year ended December 31, 2023 is primarily attributable to the receipt of the Termination Fee, net of merger-related expenses. During the year ended December 31, 2022, the change in other, net is primarily due to a $10.3 million pre-tax gain from the sale of respiratory therapy assets ("Respiratory Therapy Asset Sale"), which closed in December 2022.

Income Tax Expense

	Year Ended December 31,			
	2023	**2022**	**Variance**	
	(in thousands, except for percentages)			
Income tax expense	$ 91,652	$ 55,212	$ 36,440	66.0 %

The Company recorded income tax expense of $91.7 million and $55.2 million, which represents an effective tax rate of 25.5% and 26.8% for the years ended December 31, 2023 and 2022, respectively. The income tax expense for the year ended December 31, 2023 includes $21.8 million of tax expense related to the Termination Fee received, under the terms of the Mutual Termination Agreement, net of merger-related expenses, and the release of $5.8 million of state valuation allowance in September 2023. The variance in the Company's effective tax rate of 25.5% and 26.8% for the years ended December 31, 2023 and 2022, respectively, is primarily attributable to the difference in state taxes, various non-deductible expenses, and a change in state valuation allowance. The variance in the Company's effective tax rate of 25.5% for the year ended December 31, 2023, compared to the federal statutory rate of 21%, is also primarily attributable to state taxes, various non-deductible expenses, and a change in state valuation allowance.

Net Income and Other Comprehensive (Loss) Income

	Year Ended December 31,			
	2023	**2022**	**Variance**	
	(in thousands, except for percentages)			
Net income	$ 267,090	$ 150,556	$ 116,534	77.4 %
Other comprehensive (loss) income, net of tax:				
Change in unrealized (loss) gain on cash flow hedge, net of income tax benefit (expense)	(6,181)	21,610	(27,791)	(128.6)%
Other comprehensive (loss) income	(6,181)	21,610	(27,791)	(128.6)%
Net comprehensive income	$ 260,909	$ 172,166	$ 88,743	51.5 %

The change in net income for the year ended December 31, 2023 was attributable to organic growth from additional revenue related to the factors described in the above sections and the Termination Fee received under the terms of the Mutual Termination Agreement, net of merger-related expenses. There was no comparable activity during the year ended December 31, 2022.

For the year ended December 31, 2023, the change in unrealized (loss) gain on cash flow hedge, net of income tax benefit (expense) was related to the change in fair market value of the $300.0 million interest rate cap hedge executed in October 2021.

Net comprehensive income increased to $260.9 million for the year ended December 31, 2023, compared to net comprehensive income of $172.2 million for the year ended December 31, 2022, primarily as a result of the changes in net income discussed above, partially offset by the impact of the change in fair market value of the interest rate cap hedge discussed above.

Liquidity and Capital Resources

For the years ended December 31, 2023 and 2022, the Company's primary sources of liquidity were cash on hand of $343.8 million and $294.2 million, respectively. As of December 31, 2023, the Company had $394.7 million of borrowings available under its credit facilities (net of $5.3 million undrawn letters of credit issued and outstanding), described further below. During the years ended December 31, 2023 and 2022, the Company's positive cash flows from operations have enabled investments in pharmacy, infusion suites, and information technology infrastructure to support growth and create additional capacity in the future, as well as to pursue acquisitions and share repurchases.

The Company's primary uses of cash include supporting our ongoing business activities, investment in capital expenditures in both facilities and technology, and the pursuit of acquisitions and share repurchases. Ongoing operating cash outflows are associated with procuring and dispensing drugs, personnel and other costs associated with servicing patients, as well as paying cash interest on outstanding debt and cash taxes. Ongoing investing cash flows are primarily associated with capital projects and business acquisitions, the improvement and maintenance of our pharmacy facilities and investment in our information technology systems. Ongoing financing cash flows are primarily associated with the quarterly principal payments on our outstanding debt, along with potential future share repurchases.

Our business strategy includes the deployment of capital to pursue acquisitions that complement our existing operations. We continue to evaluate acquisition opportunities and view acquisitions as a key part of our growth strategy. The Company historically has funded its acquisitions with cash and cash equivalents with the exception of the Merger. The Company may require additional capital in excess of current availability in order to complete future acquisitions. It is impossible to predict the amount of capital that may be required for acquisitions, and there is no assurance that sufficient financing for these activities will be available on acceptable terms.

Short-Term and Long-Term Liquidity Requirements

The Company's ability to make principal and interest payments on any borrowings under our credit facilities and our ability to fund planned capital expenditures will depend on our ability to generate cash and cash equivalents in the future, which to a certain extent, is subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations and planned capital expenditures, we believe that our existing cash and cash equivalents balances and expected cash flows generated from operations will be sufficient to meet our operating requirements for at least the next 12 months and beyond. We may require additional borrowings under our credit facilities and alternative forms of financings or investments to achieve our longer-term strategic plans.

Credit Facilities

On December 7, 2023, the Company amended its First Lien Credit Agreement to, among other things, create a Revolver Facility which provides for borrowings up to $400.0 million. The Revolver Facility matures on the date that is the earlier of (i) December 7, 2028 and (ii) the date that is 91 days prior to the stated maturity date applicable to any Term B Loans. Borrowings under the Revolver Facility will bear interest at a rate equal to, at the option of the Company, either (i) the Term Secured Overnight Financing Rate ("SOFR") applicable thereto plus the Applicable Rate or (ii) the then-applicable Base Rate plus the Applicable Rate, which Applicable Rate shall be, subject to certain caveats thereto, as follows (i) until delivery of financial statements and related Compliance Certificate for the first full fiscal quarter ending after the effective date of the Amendment, (A) for Term SOFR Loans, 1.75%, (B) for Base Rate Loans, 0.75% and (ii) thereafter, the following percentages per annum, based upon the Total Net Leverage Ratio as set forth in the most recent compliance certificate received by the Administrative Agent pursuant to the terms of the Credit Agreement. As of December 31, 2023, the Company had $5.3 million of undrawn letters of credit issued and outstanding, resulting in net borrowing availability under the Revolver Facility of $394.7 million. The table below illustrates the aforementioned interest rate terms:

Pricing Level	Total Net Leverage Ratio	Applicable Rate for Term SOFR Loans	Applicable Rate for Base Rate Loans
I	Greater than or equal to 3.00x	2.25%	1.25%
II	Less than 3.00x, but greater than or equal to 2.25x	2.00%	1.00%
III	Less than 2.25x, but greater than or equal to 1.50x	1.75%	0.75%
IV	Less than 1.50x, but greater than or equal to 1.00x	1.50%	0.50%
V	Less than 1.00x	1.25%	0.25%

Concurrently with the creation of the Revolver Facility, the Company terminated the asset-based-lending revolving credit facility, which provided for borrowings up to $225.0 million with a maturity date of October 27, 2026 (the "ABL Facility"). The ABL Facility bore interest at a rate equal to, at the Company's election, either (i) a base rate determined in accordance with the ABL Credit Agreement plus an applicable margin, which is equal to between 0.25% and 0.75% based on the historical excess availability as a percentage of the Line Cap (as such term is defined in the ABL Credit Agreement) and (ii) SOFR (with a floor of 0.00% per annum) plus an applicable margin, which is equal to between 1.25% and 1.75% based on the historical excess availability as a percentage of the Line Cap. As of December 31, 2023, the Company's ABL Facility was terminated. Effective January 13, 2023, the Company entered into an agreement to amend the ABL Facility and increase the amount of borrowing availability by $50.0 million to $225.0 million total borrowing availability. As a result of the amended agreement, SOFR was established as the new reference rate, replacing LIBOR.

Effective June 30, 2023, the Company entered into an agreement, dated as of June 8, 2023, to amend the First Lien Term Loan to replace LIBOR and related definitions and provisions with SOFR as the new reference rate. The principal balance of the First Lien Term Loan is repayable in quarterly installments of $1.5 million plus interest, with a final payment of all remaining outstanding principal due on October 27, 2028. The quarterly principal payments commenced in March 2022. Interest on the First Lien Term Loan is payable monthly on either (i) SOFR (with a floor of 0.50% per annum) plus an applicable margin of 2.75% for Term SOFR Loans (as such term is defined in the First Lien Credit Agreement Amendment); or (ii) a base rate determined in accordance with the new First Lien Credit Agreement Amendment, plus 1.75% for Base Rate Loans (as such term is defined in the First Lien Credit Agreement Amendment).

The Senior Notes bear interest at a rate of 4.375% per annum, which are payable semi-annually in arrears on October 31 and April 30 of each year, and which began on April 30, 2022. The Senior Notes mature on October 31, 2029.

Interest payments over the course of long-term debt obligations total an estimated $359.8 million based on final maturity dates of the Company's credit facilities. Interest payments are calculated based on current rates as of December 31, 2023. Actual payments are based on changes in SOFR and exclude the interest rate cap derivative instrument.

Cash Flows

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table presents selected data from Option Care Health's consolidated statements of cash flows for the years ended December 31, 2023 and 2022:

		Year Ended December 31,				
		2023		2022		Variance
		(in thousands)				
Net cash provided by operating activities	$	371,295	$	267,547	$	103,748
Net cash used in investing activities		(56,506)		(108,052)		51,546
Net cash (used in) provided by financing activities		(265,126)		15,268		(280,394)
Net increase in cash and cash equivalents		49,663		174,763		(125,100)
Cash and cash equivalents - beginning of period		294,186		119,423		174,763
Cash and cash equivalents - end of period	$	343,849	$	294,186	$	49,663

Cash Flows from Operating Activities

The increase in cash provided by operating activities is primarily due to higher net income, the Termination Fee received under the terms of the Mutual Termination Agreement, net of merger-related expenses and taxes, stock-based incentive compensation expense, changes in accrued compensation and employee benefits, timing of collections on accounts receivable, partially offset by cash paid for taxes, changes in inventory, and certain accruals and timing of vendor payments during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Cash Flows from Investing Activities

The decrease in cash used in investing activities during the year ended December 31, 2023 is primarily due to a decrease in acquisition activity as compared to the year ended December 31, 2022. See Note 3, *Business Acquisitions and Divestitures*, of the consolidated financial statements for more information.

Cash Flows from Financing Activities

The cash used in financing activities is primarily related to the Company's repurchase of common stock during the year ended December 31, 2023, whereas the cash provided by financing activities in the year ended December 31, 2022 was primarily related to the proceeds of warrant exercises.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with United States generally accepted accounting principles ("GAAP"), which requires the Company to make estimates and assumptions. The Company evaluates its estimates and judgments on an ongoing basis. Estimates and judgments are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period presented. The Company's actual results may differ from these estimates, and different assumptions or conditions may yield different estimates.

The following discussion is not intended to be a comprehensive list of all the accounting policies, estimates or judgments made in the preparation of our financial statements. A discussion of our significant accounting policies, including further discussion of the accounting policies described below, can be found in Note 2, *Summary of Significant Accounting Policies*, within the notes to the consolidated financial statements included in Item 8 of this Annual Report.

Revenue Recognition and Accounts Receivable

Net revenue is reported at the net realizable value amount that reflects the consideration the Company expects to receive in exchange for providing services. Revenues are from commercial payers, government payers, and patients for goods and services provided and are based on a gross price based on payer contracts, fee schedules, or other arrangements less any implicit price concessions.

Due to the nature of the healthcare industry and the reimbursement environment in which the Company operates, certain estimates are required to record revenue and accounts receivable at their net realizable values at the time goods or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available.

The Company assesses the expected consideration to be received at the time of patient acceptance based on the verification of the patient's insurance coverage, historical information with the patient, similar patients, or the payer. Performance obligations are determined based on the nature of the services provided by the Company. The majority of the Company's performance obligations are to provide infusion services to deliver medicine, nutrients, or fluids directly into the body.

The Company provides a variety of infusion-related therapies to patients, which frequently include multiple deliverables of pharmaceutical drugs and related nursing services. After applying the criteria from Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), the Company concluded that multiple performance obligations exist in its contracts with its customers. Revenue is allocated to each performance obligation based on relative standalone price, determined based on reimbursement rates established in the third-party payer contracts. Pharmaceutical drug revenue is recognized at the time the pharmaceutical drug is delivered to the patient, and nursing revenue is recognized on the date of service.

The Company's accounts receivable are reported at the net realizable value amount that reflects the consideration the Company expects to receive in exchange for providing services, which is inclusive of adjustments for price concessions. The majority of accounts receivable are due from private insurance carriers and governmental healthcare programs, such as Medicare and Medicaid.

Price concessions may result from patient hardships, patient uncollectible accounts sent to collection agencies, lack of recovery due to not receiving prior authorization, differing interpretations of covered therapies in payer contracts, different pricing methodologies, or various other reasons.

Included in accounts receivable are earned but unbilled gross receivables. Delays ranging from one day up to several weeks between the date of service and billing can occur due to delays in obtaining certain required payer-specific documentation from internal and external sources.

After applying the criteria from ASC 606, an allowance for doubtful accounts is established only as a result of an adverse change in the payers' ability to pay outstanding billings. As of December 31, 2023 and 2022, the Company had no allowance for doubtful accounts. The Company recorded an allowance for implicit price concessions based on its historical experience of additional revenue being recorded or revenue being written off when amounts received are greater than or less than the originally estimated net realizable value. The detailed assessments included, among other factors, current over/under payments which had not yet been applied to an account, historical contractual adjustments, and historical payments. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled.

Business Acquisitions

The Company accounts for business acquisitions in accordance with ASC Topic 805, *Business Combinations* ("ASC 805"), with assets and liabilities being recorded at their acquisition date fair values and goodwill being calculated as the purchase price in excess of the net identifiable assets. The application of ASC 805 requires management to make estimates and assumptions when determining the acquisition date fair values of acquired assets and assumed liabilities. Management's estimates and assumptions include, but are not limited to, the future cash flows an asset is expected to generate and the weighted-average cost of capital. See Note 3, *Business Acquisitions and Divestitures*, for further discussion of business acquisitions.

Item 7A.   *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk

The Company's primary market risk exposure is changing SOFR-based interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. At December 31, 2023, we had outstanding debt of $588.0 million under our First Lien Term Loan with a variable interest rate component. See Note 11, *Indebtedness*, of the consolidated financial statements for more information.

To reduce interest rate risk, the Company has utilized an interest rate derivative contract to hedge against fluctuations in SOFR rates on the First Lien Term Loan. In conjunction with the October 2021 debt refinancing, the Company entered into an interest rate cap hedge with a notional amount of $300.0 million for a five-year term, effective on November 30, 2021. See Note 12, *Derivative Instruments*, of the consolidated financial statements for more information.

A hypothetical 100-basis point increase or decrease in market interest rates associated with the unhedged variable-rate debt over a 12-month period would result in a change to interest expense of approximately $2.9 million.

Item 8.   *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Option Care Health, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Option Care Health, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over the evaluation of transaction price adjustments

As discussed in Notes 2 and 4 to the consolidated financial statements, net revenue is reported at the net realizable value amount that reflects the consideration the Company expects to receive in exchange for providing services. Revenues are from commercial payers, government payers, and patients for infusion therapy and other ancillary health care services. The Company estimates the transaction price adjustments based on the verification of the patient's insurance coverage, historical price concessions, and historical payments.

We identified the sufficiency of audit evidence over the evaluation of transaction price adjustments as a critical audit matter. Complex auditor judgment was required to evaluate the sufficiency of audit evidence obtained due to the large volume of data and the information technology (IT) applications utilized in the transaction price adjustment process to capture and aggregate the data.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's transaction price adjustment process, including general IT controls and IT application controls. We involved IT professionals with specialized skills and knowledge who assisted in the identification and testing of certain IT systems used by the Company for processing and recording of transaction price adjustments. We tested the relevance and reliability of the underlying data that served as the basis for the transaction price adjustments by agreeing a selection of certain data elements to underlying support. We assessed the sufficiency of audit evidence obtained related to transaction price adjustments by evaluating the cumulative results of the audit procedures.

/s/ KPMG LLP

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 22, 2024

OPTION CARE HEALTH, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)

		December 31,		
		2023		**2022**
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	343,849	$	294,186
Accounts receivable, net		377,658		377,542
Inventories		274,004		224,281
Prepaid expenses and other current assets		98,744		98,330
Total current assets		1,094,255		994,339
NONCURRENT ASSETS:				
Property and equipment, net		120,630		108,321
Operating lease right-of-use asset		84,159		72,424
Intangible assets, net		20,092		22,371
Referral sources, net		315,304		341,744
Goodwill		1,540,246		1,533,424
Other noncurrent assets		42,349		40,313
Total noncurrent assets		2,122,780		2,118,597
TOTAL ASSETS	$	3,217,035	$	3,112,936
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	426,513	$	378,763
Accrued compensation and employee benefits		92,508		76,906
Accrued expenses and other current liabilities		75,010		84,302
Current portion of operating lease liability		18,278		19,380
Current portion of long-term debt		6,000		6,000
Total current liabilities		618,309		565,351
NONCURRENT LIABILITIES:				
Long-term debt, net of discount, deferred financing costs and current portion		1,056,650		1,058,204
Operating lease liability, net of current portion		85,484		71,441
Deferred income taxes		34,920		22,154
Other noncurrent liabilities		—		9,683
Total noncurrent liabilities		1,177,054		1,161,482
Total liabilities		1,795,363		1,726,833
STOCKHOLDERS' EQUITY:				
Preferred stock; $0.0001 par value; 12,500,000 shares authorized, no shares outstanding as of December 31, 2023 and 2022, respectively.		—		—
Common stock; $0.0001 par value: 250,000,000 shares authorized, 182,905,559 shares issued and 174,575,537 shares outstanding as of December 31, 2023; 182,341,420 shares issued and 181,957,698 shares outstanding as of December 31, 2022.		18		18
Treasury stock; 8,330,022 and 383,722 shares outstanding, at cost, as of December 31, 2023 and 2022, respectively.		(255,107)		(2,403)
Paid-in capital		1,204,270		1,176,906
Retained earnings		457,513		190,423

Accumulated other comprehensive income		14,978		21,159
Total stockholders' equity		1,421,672		1,386,103
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,217,035	$	3,112,936

The accompanying notes to consolidated financial statements are an integral part of these statements.

OPTION CARE HEALTH, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Year Ended December 31,				
		2023		**2022**		**2021**
NET REVENUE	$	4,302,324	$	3,944,735	$	3,438,640
COST OF REVENUE		3,321,101		3,077,817		2,659,034
GROSS PROFIT		981,223		866,918		779,606
OPERATING COSTS AND EXPENSES:						
Selling, general and administrative expenses		607,427		566,122		525,707
Depreciation and amortization expense		59,201		60,565		63,058
Total operating expenses		666,628		626,687		588,765
OPERATING INCOME		314,595		240,231		190,841
OTHER INCOME (EXPENSE):						
Interest expense, net		(51,248)		(53,806)		(67,003)
Equity in earnings of joint ventures		5,530		5,125		6,030
Other, net		89,865		14,218		(13,374)
Total other income (expense)		44,147		(34,463)		(74,347)
INCOME BEFORE INCOME TAXES		358,742		205,768		116,494
INCOME TAX EXPENSE (BENEFIT)		91,652		55,212		(23,404)
NET INCOME	$	267,090	$	150,556	$	139,898
OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX:						
Change in unrealized (losses) gains on cash flow hedges, net of income tax benefit (expense) of $2,158, $(7,259) and $0, respectively	$	(6,181)	$	21,610	$	10,721
OTHER COMPREHENSIVE (LOSS) INCOME		(6,181)		21,610		10,721
NET COMPREHENSIVE INCOME	$	260,909	$	172,166	$	150,619
EARNINGS PER COMMON SHARE:						
Earnings per share, basic	$	1.49	$	0.83	$	0.78
Earnings per share, diluted	$	1.48	$	0.83	$	0.77
Weighted average common shares outstanding, basic		178,973		181,105		179,855
Weighted average common shares outstanding, diluted		180,375		182,075		181,205

The accompanying notes to consolidated financial statements are an integral part of these statements.

OPTION CARE HEALTH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2023	**2022**	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 267,090	$ 150,556	$ 139,898
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization expense	62,200	65,434	68,804
Non-cash operating lease costs	18,533	19,713	15,168
Deferred income taxes - net	12,766	49,187	(30,372)
(Gain)/loss on sale of assets	—	(9,403)	767
Loss on extinguishment of debt	—	—	13,387
Amortization of deferred financing costs	4,446	4,304	4,998
Equity in earnings of joint ventures	(5,530)	(5,125)	(6,030)
Stock-based incentive compensation expense	30,479	16,783	9,575
Capital distribution from equity method investments	4,000	5,875	2,900
Other adjustments	(1,244)	—	844
Changes in operating assets and liabilities:			
Accounts receivable, net	224	(36,889)	(4,273)
Inventories	(51,000)	(41,010)	(22,700)
Prepaid expenses and other current assets	(6,290)	(16,798)	1,420
Accounts payable	47,703	98,885	(10,381)
Accrued compensation and employee benefits	15,546	(7,770)	23,977
Accrued expenses and other current liabilities	(1,727)	10,535	18,383
Operating lease liabilities	(17,529)	(21,395)	(18,496)
Other noncurrent assets and liabilities	(8,372)	(15,335)	700
Net cash provided by operating activities	371,295	267,547	208,569
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of property and equipment	(41,866)	(35,358)	(25,632)
Proceeds from sale of assets	3,743	14,670	—
Business acquisitions, net of cash acquired	(12,494)	(87,364)	(85,909)
Other investing activities	(5,889)	—	—
Net cash used in investing activities	(56,506)	(108,052)	(111,541)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Exercise of stock options, vesting of restricted stock, and related tax withholdings	(3,115)	352	(32)
Purchase of company stock	(250,261)	—	—
Proceeds from warrant exercises	—	20,916	—
Proceeds from issuance of debt	—	—	855,136
Repayments of debt principal	(6,000)	(6,000)	(8,832)
Retirement of debt obligations	—	—	(910,345)
Deferred financing costs	—	—	(10,339)
Debt prepayment fees	—	—	(2,458)
Other financing activities	(5,750)	—	—
Net cash (used in) provided by financing activities	(265,126)	15,268	(76,870)
NET INCREASE IN CASH AND CASH EQUIVALENTS	49,663	174,763	20,158

Cash and cash equivalents - beginning of the period		294,186		119,423		99,265
CASH AND CASH EQUIVALENTS - END OF PERIOD	$	343,849	$	294,186	$	119,423
Supplemental disclosure of cash flows information:					
Cash paid for interest	$	69,804	$	50,372	$	60,920
Cash paid for income taxes	$	75,241	$	13,438	$	5,706
Cash paid for operating leases	$	27,391	$	25,311	$	26,174

The accompanying notes to consolidated financial statements are an integral part of these statements.

OPTION CARE HEALTH, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)

	Preferred Stock		Common Stock		Treasury Stock		Paid-in Capital		Retained Earnings (Accumulated Deficit)		Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity
Balance - December 31, 2020	$	—	$	18	$	(2,403)	$	1,129,312	$	(100,031)	$	(11,172)	$	1,015,724
Stock-based incentive compensation		—		—		—		9,575		—		—		9,575
Exercise of stock options, vesting of restricted stock, and related tax withholdings		—		—		—		(32)		—		—		(32)
Net income		—		—		—		—		139,898		—		139,898
Other comprehensive income		—		—		—		—		—		10,721		10,721
Balance - December 31, 2021	$	—	$	18	$	(2,403)	$	1,138,855	$	39,867	$	(451)	$	1,175,886
Stock-based incentive compensation		—		—		—		16,783		—		—		16,783
Exercise of stock options, vesting of restricted stock, and related tax withholdings		—		—		—		352		—		—		352
Exercise of warrants		—		—		—		20,916		—		—		20,916
Net income		—		—		—		—		150,556		—		150,556
Other comprehensive income		—		—		—		—		—		21,610		21,610
Balance - December 31, 2022	$	—	$	18	$	(2,403)	$	1,176,906	$	190,423	$	21,159	$	1,386,103
Stock-based incentive compensation		—		—		—		30,479		—		—		30,479
Exercise of stock options, vesting of restricted stock, and related tax withholdings		—		—		—		(3,115)		—		—		(3,115)
Purchase of company stock, and related tax effects		—		—		(252,704)		—		—		—		(252,704)
Net income		—		—		—		—		267,090		—		267,090
Other comprehensive loss		—		—		—		—		—		(6,181)		(6,181)
Balance - December 31, 2023	$	—	$	18	$	(255,107)	$	1,204,270	$	457,513	$	14,978	$	1,421,672

The accompanying notes to consolidated financial statements are an integral part of these statements.

OPTION CARE HEALTH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. NATURE OF OPERATIONS AND PRESENTATION OF FINANCIAL STATEMENTS

Corporate Organization and Business — The Company's stock is listed on the Nasdaq Global Select Market as of December 31, 2023. During the year ended December 31, 2023, HC Group Holdings I, LLC. ("HC I") completed sales of 23,771,926 shares of its Option Care common stock. In addition, the Company repurchased 2,475,166 shares from HC I on March 3, 2023 under the Company's share repurchase program. See Note 16, *Stockholders' Equity*, for further discussion of the Company's share repurchase program. As of December 31, 2023, HC I no longer holds shares of the Company's common stock.

Option Care Health, and its wholly-owned subsidiaries, provides infusion therapy and other ancillary healthcare services through a national network of 93 full service pharmacies and 84 stand-alone ambulatory infusion sites. The Company contracts with managed care organizations, third-party payers, hospitals, physicians, and other referral sources to provide pharmaceuticals and complex compounded solutions to patients for intravenous delivery in the patients' homes or other nonhospital settings. The Company operates in one segment, infusion services.

Basis of Presentation — The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States. GAAP requires management to make certain estimates and assumptions in determining assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ materially from those estimates.

Principles of Consolidation — The Company's consolidated financial statements include the accounts of Option Care Health, Inc. and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

The Company has investments in companies that are 50% owned and are accounted for as equity-method investments. The Company's share of earnings from equity-method investments is included in the line entitled "Equity in earnings of joint ventures" in the consolidated statements of comprehensive income. See "Equity-Method Investments" within Note 2, *Summary of Significant Accounting Policies*, for further discussion of the Company's equity-method investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2023, cash equivalents consisted of money market funds.

Accounts Receivable — The Company's accounts receivable are reported at the net realizable value amount that reflects the consideration the Company expects to receive in exchange for providing services, which is inclusive of adjustments for price concessions. The majority of accounts receivable are due from private insurance carriers and governmental healthcare programs, such as Medicare and Medicaid.

Price concessions may result from patient hardships, patient uncollectible accounts sent to collection agencies, lack of recovery due to not receiving prior authorization, differing interpretations of covered therapies in payer contracts, different pricing methodologies, or various other reasons. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), an allowance for doubtful accounts is established only as a result of an adverse change in the Company's payers' ability to pay outstanding billings. The Company had no allowance for doubtful accounts as of December 31, 2023 and 2022.

Included in accounts receivable are earned but unbilled gross receivables of $89.1 million and $101.5 million as of December 31, 2023 and 2022, respectively. Delays ranging from one day up to several weeks between the date of service and billing can occur due to delays in obtaining certain required payer-specific documentation from internal and external sources.

See *Revenue Recognition* for a further discussion of the Company's revenue recognition policy.

Inventories — Inventories, which consists primarily of pharmaceuticals, is stated at the lower of first-in, first-out cost or net realizable value basis, which the Company believes is reflective of the physical flow of inventories.

Prepaid Expenses and Other Current Assets — Included in prepaid expenses and other current assets are rebates receivable from pharmaceutical and medical supply manufacturers of $52.0 million and $53.4 million for the years ended December 31, 2023 and 2022, respectively.

Leases — The Company has lease agreements for facilities, warehouses, office space and property and equipment. At the inception of a contract, the Company determines if the contract is a lease or contains an embedded lease arrangement. Operating leases are included in the operating lease right-of-use asset ("ROU asset") and operating lease liabilities in the consolidated financial statements.

ROU assets, which represent the Company's right to use the leased assets, and operating lease liabilities, which represent the present value of unpaid lease payments, are both recognized by the Company at the lease commencement date. The Company utilizes its estimated incremental borrowing rate at the lease commencement date to determine the present value of unpaid lease obligations. The rates are estimated primarily using a methodology dependent on the Company's financial condition, creditworthiness, and availability of certain observable data. In particular, the Company considers its actual cost of borrowing for collateralized loans and its credit rating, along with the corporate bond yield curve in estimating its incremental borrowing rates. ROU assets are recorded as the amount of operating lease liability, adjusted for prepayments, accrued lease payments, initial direct costs, lease incentives, and impairment of the ROU asset. Tenant improvement allowances used to fund leasehold improvements are recognized when earned and reduce the related ROU asset. Tenant improvement allowances are recognized through the ROU asset as a reduction of expense over the term of the lease.

Leases may contain rent escalations, however the Company recognizes the lease expense on a straight-line basis over the expected lease term. The Company reviews the terms of any lease renewal options to determine if it is reasonably certain that the renewal options will be exercised. The Company has determined that the expected lease term is typically the minimum non-cancelable period of the lease.

The Company has lease agreements that contain both lease and non-lease components which the Company has elected to account for as a single lease component for all asset classes. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the term of the lease. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. See Note 8, *Leases*, for further discussion of leases.

Goodwill, Intangible Assets, Property and Equipment, and Referral Sources — Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company accounts for goodwill under ASC Topic 350, *Intangibles-Goodwill and Other.* The Company tests goodwill for impairment annually, or more frequently whenever events or circumstances indicate impairment may exist. Goodwill is stated at cost less accumulated impairment losses. The Company completes its goodwill impairment test annually in the fourth quarter on a qualitative basis. See Note 10, *Goodwill and Other Intangible Assets*, for further discussion of the Company's goodwill and other intangible assets.

Intangible assets arising from the Company's acquisitions are amortized on a straight-line basis over the estimated useful life of each asset. Referral sources have a useful life of fifteen to twenty years. Trademarks/names have a useful life ranging from two to fifteen years. The useful lives for other amortizable intangible assets range from approximately two to nine years. The Company does not have any indefinite-lived intangible assets.

Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation on owned property and equipment is provided for on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter. Estimated useful lives are seven years for infusion pumps and three to thirteen years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are expensed as incurred. Computer software is included in property and equipment and consists of purchased software and internally-developed software. The Company capitalizes application-stage development costs for significant internally-developed software projects. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's estimated useful life, generally five years. Costs recognized in the preliminary project phase and the post-implementation phase, as well as maintenance and training costs, are expensed as incurred.

The Company assesses long-lived assets for impairment whenever events or circumstances indicate that a certain asset or asset group may be impaired. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flows basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Equity-Method Investments — The Company's investments in certain unconsolidated entities are accounted for under the equity method. The balance of these investments is included in other noncurrent assets in the accompanying consolidated balance sheets. As of December 31, 2023 and 2022, the balance of the investments was $20.9 million and $19.4 million, respectively. The investments are increased to reflect the Company's capital contributions and equity in earnings of the investees. The investments are decreased to reflect the Company's equity in losses of the investees and for distributions received that are not in excess of the carrying amount of the investments. The Company's proportionate share of earnings or losses of the investees is recorded in equity in earnings of joint ventures in the accompanying consolidated statements of comprehensive income. The Company's proportionate share of earnings was $5.5 million, $5.1 million and $6.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. Distributions from the investees are treated as cash inflows from operating activities in the consolidated statements of cash flows. During the years ended December 31, 2023, 2022 and 2021, the Company received distributions from the investees of $4.0 million, $5.9 million and $2.9 million, respectively. See Note 17, *Related-Party Transactions*, for discussion of related-party transactions with these investees.

Hedging Instruments — The Company uses derivative financial instruments to limit its exposure to increases in the interest rate of its variable rate debt instruments. The derivative financial instruments are recognized on the consolidated balance sheets at fair value. See Note 12, *Derivative Instruments,* for additional information.

At inception of the hedge, the Company designated the derivative instruments as a hedge of the cash flows related to the interest on the variable rate debt. For all instruments designated as hedges, the Company documents the hedging relationships and its risk management objective of the hedging relationship. For all hedging instruments, the terms of the hedge perfectly offset the hedged expected cash flows.

Revenue Recognition — Net revenue is reported at the net realizable value amount that reflects the consideration the Company expects to receive in exchange for providing goods and services. Revenues are from government payers, commercial payers, and patients for goods and services provided and are based on a gross price based on payer contracts, fee schedules, or other arrangements less any implicit price concessions.

Due to the nature of the healthcare industry and the reimbursement environment in which the Company operates, certain estimates are required to record revenue and accounts receivable at their net realizable values at the time goods or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available.

The Company assesses the expected consideration to be received at the time of patient acceptance, based on the verification of the patient's insurance coverage, historical information with the patient, similar patients, or the payer. Performance obligations are determined based on the nature of the services provided by the Company. The majority of the Company's performance obligations are to provide infusion services to deliver medicine, nutrients, or fluids directly into the body.

The Company provides a variety of infusion-related therapies to patients, which frequently include multiple deliverables of pharmaceutical drugs and related nursing services. After applying the criteria from ASC 606, the Company concluded that multiple performance obligations exist in its contracts with its customers. Revenue is allocated to each performance obligation based on relative standalone price, determined based on reimbursement rates established in the third-party payer contracts. Pharmaceutical drug revenue is recognized at the time the pharmaceutical drug is delivered to the patient, and nursing revenue is recognized on the date of service.

The Company's outstanding performance obligations relate to contracts with a duration of less than one year. Therefore, the Company has elected to apply the practical expedient provided by ASC 606 and is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. Any unsatisfied or partially unsatisfied performance obligations at the end of a reporting period are generally completed prior to the patient being discharged. See Note 4, *Revenue* for a further discussion of revenue.

Cost of Revenue — Cost of revenue consists of the actual cost of pharmaceuticals and other medical supplies dispensed to patients, as well as all other costs directly related to the production of revenue. These costs include warehousing costs, purchasing costs, freight costs, cash discounts, wages and related costs for pharmacists and nurses, along with depreciation expense relating to revenue-generating assets, such as infusion pumps.

The Company also receives rebates from pharmaceutical and medical supply manufacturers. Rebates are generally volume-based incentives and are recorded as a reduction of inventory and are accounted for as a reduction of cost of goods sold when the related inventory is sold.

Selling, General and Administrative Expenses — Selling, general and administrative expenses mainly consist of salaries for administrative employees that directly and indirectly support the operations, occupancy costs, marketing expenditures, insurance, and professional fees.

Stock Based Incentive Compensation — The Company accounts for stock-based incentive compensation expense in accordance with ASC Topic 718, *Compensation-Stock Compensation* ("ASC 718"). Stock-based incentive compensation expense is based on the grant date fair value. The Company estimates the fair value of stock option awards using a Black-Scholes option pricing model and the fair value of restricted stock unit awards using the closing price of the Company's common stock on the grant date. For awards with a service-based vesting condition, the Company recognizes expense on a straight-line basis over the service period of the award. For awards with performance-based vesting conditions, the Company will recognize expense when it is probable that the performance-based conditions will be met. When the Company determines that it is probable that the performance-based conditions will be met, a cumulative catch-up of expense will be recorded as if the award had been vesting on a straight-line basis from the award date. The award will continue to be expensed on a straight-line basis through the remainder of the vesting period and will be updated if the Company determines that there has been a change in the probability of achieving the performance-based conditions. The Company records the impact of forfeited awards in the period in which the forfeiture occurs.

Business Acquisitions — The Company accounts for business acquisitions in accordance with ASC Topic 805, *Business Combinations*, with assets and liabilities being recorded at their acquisition date fair value and goodwill being calculated as the purchase price in excess of the net identifiable assets. See Note 3, *Business Acquisitions and Divestitures*, for further discussion of the Company's business acquisitions.

Income Taxes — The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are reported for book-tax basis differences and are measured based on currently enacted tax laws using rates expected to apply to taxable income in the years in which the differences are expected to reverse. The effect of a change in tax rate on deferred taxes is recognized in income tax expense in the period that includes the enactment date of the change.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

The Company recognizes income tax positions that are more likely than not to be sustained on their technical merits. The Company measures recognized income tax positions at the maximum benefit that is more likely than not, based on cumulative probability, realizable upon final settlement of the position. Interest and penalties related to unrecognized tax benefits are reported in income tax expense (benefit).

Concentrations of Business Risk — The Company generates revenue from managed care contracts and other agreements with commercial third-party payers. Revenue related to the Company's largest payer was approximately 14%, 14% and 16% for the years ended December 31, 2023, 2022 and 2021, respectively. There were no other managed care contracts that represent greater than 10% of revenue for the years presented.

For the years ended December 31, 2023, 2022 and 2021, approximately 12%, 12% and 12%, respectively, of the Company's revenue was reimbursable through direct government healthcare programs such as Medicare and Medicaid. As of December 31, 2023 and 2022, approximately 12% and 13%, respectively, of the Company's accounts receivable was related to these programs. Governmental programs pay for services based on fee schedules and rates that are determined by the related governmental agency. Laws and regulations pertaining to government programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change in the near term.

The Company does not require its patients nor other payers to carry collateral for any amounts owed for goods or services provided. Other than as discussed above, concentrations of credit risk relating to trade accounts receivable is limited due to the Company's diversity of patients and payers. Further, the Company generally does not provide charity care; however, Option Care Health offers a financial assistance program for patients that meet certain defined hardship criteria.

For the years ended December 31, 2023, 2022, and 2021, approximately 72%, 73% and 74%, respectively, of the Company's pharmaceutical and medical supply purchases were from four vendors. Although there are a limited number of suppliers, the Company believes that other vendors could provide similar products on comparable terms. However, a change in suppliers could cause delays in service delivery and possible losses in revenue, which could adversely affect the Company's financial condition or operating results.

Fair Value Measurements — The fair value measurement accounting standard, ASC Topic 820, *Fair Value Measurement* ("ASC 820"), provides a framework for measuring fair value and defines fair value as the price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The standard establishes a valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on independent market data sources. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available. The valuation hierarchy is composed of three categories. The categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The categories within the valuation hierarchy are described as follows:

- Level 1 - Inputs to the fair value measurement are quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs to the fair value measurement include quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
- Level 3 - Inputs to the fair value measurement are unobservable inputs or valuation techniques.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Recently Issued Accounting Pronouncements — In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU allows investors to better assess, in their capital allocation decisions, how an entity's worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. This ASU also improves the effectiveness and comparability of disclosures by adding disclosures of pretax income (loss) and income tax expense (benefit) to be consistent with U.S. Securities and Exchange Commission ("SEC") Regulation S-X and removing disclosures that no longer are considered cost beneficial or relevant. The Company is required to adopt this ASU for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its results of operations, cash flows, financial position, and disclosures.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU improves the disclosures about a public entity's reportable segments and addresses requests from investors for additional, more detailed information about a reportable segment's expenses. The ASU improves financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities, including those public entities that have a single reportable segment, to enable investors to develop more decision-useful financial analyses. The Company is required to adopt this ASU for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Once adopted the Company will apply the ASU retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this ASU on its results of operations, cash flows, financial position, and disclosures.

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This ASU is the result of the Board's decision to incorporate into the Codification 14 disclosures referred by the SEC. The ASU represents changes to clarify or improve disclosure and presentation requirements of a variety of Topics. Many of the amendments allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the SEC's requirements. Also, the amendments align the requirements in the Codification with the SEC's regulations. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption permitted. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective. The Company is currently evaluating the impact of this ASU on its results of operations, cash flows, financial position, and disclosures.

3. BUSINESS ACQUISITIONS AND DIVESTITURES

Amedisys, Inc. — On May 3, 2023, the Company entered into a definitive merger agreement with Amedisys. Under the terms of the merger agreement, the Company would issue new shares of its common stock to Amedisys's stockholders, which would result in the Company's stockholders holding approximately 64.5% of the combined company.

On June 26, 2023, the Company entered into an agreement to terminate the Amedisys Merger Agreement. Under the terms of the Mutual Termination Agreement, the Company received a payment of $106.0 million in cash on behalf of Amedisys. The Termination Fee is included in Other, net in the consolidated statements of comprehensive income and in Net cash provided by operating activities in the consolidated statements of cash flows.

During the year ended December 31, 2023, the Company incurred $21.1 million in merger-related expenses, which are included in Other, net in the consolidated statements of comprehensive income and in Net cash provided by operating activities in the consolidated statements of cash flows.

Revitalized, LLC — In May 2023, pursuant to the equity purchase agreement dated May 1, 2023, the Company completed the acquisition of 100% of the membership interests in Revitalized, LLC for a purchase price, net of cash acquired, of $12.5 million, which primarily consisted of $6.7 million of goodwill and $5.5 million of intangible assets.

Respiratory Therapy Asset Sale — The Company closed the transaction in December 2022, for a sale price of $18.4 million comprised of $14.7 million in proceeds received at the time of closing and $3.7 million recorded as a current asset was paid in the year ended December 31, 2023. Pursuant to the final transaction terms, $8.8 million of assets were sold, along with $0.7 million of liabilities that were previously classified as held for sale at the lower of their carrying amount or fair values less cost to sell. As a result of the transaction, a $10.3 million pre-tax gain on sale was recorded within Other, net in the Company's consolidated statements of comprehensive income within the year ended December 31, 2022.

Rochester Home Infusion, Inc. — In August 2022, pursuant to the stock purchase agreement dated June 10, 2022, the Company completed the acquisition of 100% of the equity interests in Rochester Home Infusion, Inc. ("RHI") for a purchase price, net of cash acquired, of $27.4 million.

The allocation of the purchase price of RHI was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*, with the total purchase price being allocated to the assets and liabilities acquired based on the relative fair value of each asset and liability. The following is a final allocation of the consideration transferred to acquired identifiable assets and assumed liabilities, net of cash acquired (in thousands):

		Amount
Accounts receivable	$	686
Intangible assets		5,449
Other assets		394
Accounts payable and other liabilities		(434)
Fair value identifiable assets and liabilities		6,095
Goodwill (1)		21,323
Cash acquired		201
Purchase price		27,619
Less: cash acquired		(201)
Purchase price, net of cash acquired	$	27,418

(1) Goodwill is attributable to cost synergies from procurement and operational efficiencies and elimination of duplicative administrative costs.

Specialty Pharmacy Nursing Network, Inc. — In April 2022, pursuant to the equity purchase agreement dated February 7, 2022, the Company completed the acquisition of 100% of the equity interests in Specialty Pharmacy Nursing Network, Inc. ("SPNN") for a purchase price, net of cash acquired, of $59.9 million.

The allocation of the purchase price of SPNN was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*, with the total purchase price being allocated to the assets and liabilities acquired based on the relative fair value of each asset and liability. As of December 31, 2022, the Company finalized the purchase price allocation of the acquisition. Certain adjustments were made to preliminary valuation amounts related to accrued compensation. The following is a final allocation of the consideration transferred to acquired identifiable assets and assumed liabilities, net of cash acquired, (in thousands):

		Amount
Accounts receivable	$	2,303
Intangible assets		25,580
Other assets		600
Accrued compensation		(1,115)
Accounts payable and other liabilities		(1,168)
Fair value identifiable assets and liabilities		26,200
Goodwill (1)		33,746
Cash acquired		661
Purchase price		60,607
Less: cash acquired		(661)
Purchase price, net of cash acquired	$	59,946

(1) Goodwill is attributable to cost synergies from operational efficiencies and establishing a more comprehensive clinical platform through the Company's national infrastructure and SPNN's nursing network.

Wasatch Infusion LLC Acquisition — In December 2021, pursuant to the executed asset purchase agreement on December 29, 2021, the Company completed the acquisition of Wasatch Infusion LLC for a purchase price of $19.5 million, which primarily consisted of $17.4 million of goodwill, $4.2 million of intangible assets, $2.7 million of accounts receivable, $2.0 million in inventories, and $(6.7) million of accounts payable.

Infinity Infusion Nursing LLC — In October 2021, pursuant to the equity purchase agreement dated October 1, 2021, the Company completed the 100% acquisition of the equity interest in Infinity Infusion LLC ("Infinity") for a purchase price, net of cash acquired of $59.6 million, which is comprised of a $50.0 million cash payment, two contingent $5.0 million payments (included as a non-cash change in other noncurrent assets and liabilities within the consolidated statements of cash flows), and $(0.4) million of other purchase price adjustments.

The allocation of the purchase price of Infinity was accounted for as a business combination in accordance with ASC Topic 805, *Business Combinations*, with the total purchase price being allocated to the assets and liabilities acquired based on the relative fair value of each asset and liability. The Company has finalized the purchase price allocation of the acquisition and no purchase accounting adjustments were made. The following is an allocation of acquired identifiable assets and assumed liabilities, net of cash acquired, (in thousands):

	Amount
Accounts receivable	$ 2,219
Intangible assets	25,400
Accounts payable and other assumed liabilities	(539)
Fair value identifiable assets and liabilities	27,080
Goodwill (1)	32,524
Cash acquired	1,426
Purchase price	61,030
Less: cash acquired	(1,426)
Purchase price, net of cash acquired	$ 59,604

(1) Goodwill is attributable to cost synergies from operational efficiencies and establishing a more comprehensive clinical platform through the Company's national infrastructure and Infinity's nursing network.

BioCure Asset Acquisition — In April 2021, pursuant to the asset purchase agreement dated April 7, 2021, the Company completed the acquisition of certain assets of BioCure, LLC for a purchase price of $18.9 million, which is comprised of $18.3 million of intangible assets, net and $0.6 million of inventories.

4. REVENUE

The following table sets forth the net revenue earned by category of payer for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Commercial payers	$ 3,747,568	$ 3,421,888	$ 2,971,900
Government payers	500,891	477,818	417,088
Patients	53,865	45,029	49,652
Net revenue	$ 4,302,324	$ 3,944,735	$ 3,438,640

5. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan and matches 100% of employee contributions, up to 4% of employee compensation. The Company recorded expense for the defined contribution plan of $13.1 million, $12.2 million and $11.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. In the years ended December 31, 2023, 2022 and 2021, Company contributions of $12.4 million, $11.8 million and $10.9 million, respectively, were paid.

6. INCOME TAXES

The income tax expense (benefit) consists of the following for the years ended December 31, 2023, 2022 and 2021 (in thousands):

		Year Ended December 31,				
		2023		**2022**		**2021**
U.S. federal income tax expense (benefit):						
Current	$	56,474	$	4,103	$	—
Deferred		18,739		38,810		(30,411)
		75,213		42,913		(30,411)
State income tax expense:						
Current		20,253		9,182		6,817
Deferred		(3,814)		3,117		190
		16,439		12,299		7,007
Total income tax expense (benefit)	$	91,652	$	55,212	$	(23,404)

The difference between the statutory federal income tax rate and the effective tax rate is as follows for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
	2023	**2022**	**2021**
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes net of federal tax benefit	4.8 %	5.0 %	4.9 %
Non-deductible expenses	0.1 %	0.2 %	0.3 %
Valuation allowance	(1.5)%	0.0 %	(46.2)%
Non-deductible and stock-based compensation	0.7 %	0.4 %	0.0 %
Other, net	0.4 %	0.2 %	(0.1)%
Effective income tax rate	25.5 %	26.8 %	(20.1)%

The Company recorded income tax expense of $91.7 million and $55.2 million, which represents an effective tax rate of 25.5% and 26.8% for the years ended December 31, 2023 and 2022, respectively. The income tax expense for the year ended December 31, 2023 includes $21.8 million of tax expense related to the Termination Fee payment received on behalf of Amedisys, under the terms of the Mutual Termination Agreement, net of merger-related expenses. In September 2023, the Company released $5.8 million of state valuation allowance. The variance in the Company's effective tax rate of 25.5% and 26.8% for the years ended December 31, 2023 and 2022, respectively, is primarily attributable to the difference in state taxes, various non-deductible expenses, and a change in state valuation allowance. The variance in the Company's effective tax rate of 25.5% for the year ended December 31, 2023 compared to the federal statutory rate of 21% is also primarily attributable to state taxes, various non-deductible expenses, and a change in state valuation allowance. The variance in the Company's effective tax rate of 26.8% and negative 20.1% for the years ended December 31, 2022 and 2021, respectively, is primarily attributable to the release of the Company's federal valuation allowance for the year ended December 31, 2021.

The components of deferred income tax assets and liabilities were as follows as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets:		
Price concessions	$ 5,365	$ 6,169
Compensation and benefits	7,609	5,517
Interest limitation carryforward	13,802	29,453
Operating lease liability	26,378	22,765
Net operating losses	56,980	62,027
Other	7,556	6,576
Deferred tax assets before valuation allowance	117,690	132,507
Valuation allowance	(6,371)	(13,056)
Deferred tax assets net of valuation allowance	111,319	119,451
Deferred tax liabilities:		
Accelerated depreciation	(8,882)	(7,026)
Operating lease right-of-use asset	(21,504)	(18,076)
Intangible assets	(52,502)	(57,673)
Goodwill	(52,188)	(44,949)
Other	(11,163)	(13,881)
Deferred tax liabilities	(146,239)	(141,605)
Net deferred tax liabilities	$ (34,920)	$ (22,154)

Deferred tax assets are generally required to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the year ended December 31, 2023, the Company maintains a valuation allowance of $6.4 million against certain state net operating losses ("NOL"). In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. The Company considers the scheduled reversal of deferred tax liabilities, including the effect in available carryback and carryforward periods, projected taxable income and tax-planning strategies, in making this assessment. On a quarterly basis, the Company evaluates all positive and negative evidence in determining if the valuation allowance is fairly stated.

The Company is subject to taxation in the United States and various states. At December 31, 2023, the Company had $39.3 million of tax-effected federal NOL carryforwards all of which are currently available to offset future taxable income in the United States and reflected as a deferred tax asset of the company. Tax-effected federal NOL carryforwards of $28.4 million expire beginning in 2028 through 2036, and $10.9 million of tax-effected federal NOLs have an indefinite carryforward period. At December 31, 2022, the Company had $42.3 million of tax-effected federal NOLs. At December 31, 2023 and 2022, the Company had $13.8 million and $29.4 million tax-effected amounts of interest limitation carryforwards which have an indefinite carryforward period. At December 31, 2023 and 2022, the Company also had $17.7 million and $19.5 million tax-effected amounts of cumulative state NOL carryforwards available to offset future taxable income in various states. These state NOL carryforwards will begin to expire beginning in 2024 through 2042, with some having an indefinite carryforward period.

At December 31, 2023 and 2022, there were no unrecognized tax benefits for uncertain tax positions.

The following table presents the valuation allowance for deferred tax assets for the years ended December 31, 2023, 2022 and 2021 (in thousands):

Description	Balance at Beginning of Period	Additions: Charged (Benefit) to Costs and Expenses	Additions: Charged (Benefit) to Other Accounts	Balance at End of Period
2021: Valuation allowance for deferred tax assets	$ 112,085	$ (96,136)	$ (2,798)	$ 13,151
2022: Valuation allowance for deferred tax assets	$ 13,151	$ (95)	$ —	$ 13,056
2023: Valuation allowance for deferred tax assets	$ 13,056	$ (6,685)	$ —	$ 6,371

Currently, the Company is not subject to any U.S. Federal income tax audits. The Company is subject to various state tax audits and believes that the outcome of these audits will not have a material impact on the Company.

7. EARNINGS PER SHARE

The Company presents basic and diluted earnings per share for its common stock. Basic earnings per share is calculated by dividing the net income of the Company by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss and the weighted average number of shares of common stock outstanding for the effects of all potentially dilutive securities.

The earnings are used as the basis of determining whether the inclusion of common stock equivalents would be anti-dilutive. The computation of diluted shares for the years ended December 31, 2023, 2022 and 2021 includes the effect of shares that would be issued in connection with warrants, stock options, restricted stock awards and performance stock unit awards, as these common stock equivalents are dilutive to the earnings per share.

The following table presents the Company's common stock equivalents that were excluded from the calculation of earnings per share as they would be anti-dilutive:

	Year Ended December 31,		
	2023	2022	2021
Warrants	—	—	457,753
Stock option awards	1,214,560	629,690	490,968
Restricted stock awards	340,331	205,652	316,454
Performance stock unit awards	—	—	—

The following table presents the Company's basic earnings per share and shares outstanding (in thousands, except per share data):

	Year Ended December 31,		
	2023	**2022**	**2021**
Numerator:			
Net income (1) (2) (3)	$ 267,090	$ 150,556	$ 139,898
Denominator:			
Weighted average number of common shares outstanding	178,973	181,105	179,855
Earnings per Common Share:			
Earnings per common share, basic	$ 1.49	$ 0.83	$ 0.78

(1) Net income for the year ended December 31, 2023 includes $63.1 million related to the termination payment received on behalf of Amedisys, under the terms of the Mutual Termination Agreement, net of merger-related expenses and taxes. See Note 3, *Business Acquisitions and Divestitures*, for further discussion. In addition, net income includes approximately $5.3 million of other non-operating income.

(2) Net income for the year ended December 31, 2022 includes the impact of the Company's Respiratory Therapy Asset Sale. See Note 3, *Business Acquisitions and Divestitures*, for further discussion.

(3) Net income for the year ended December 31, 2021 includes the impact of the Company's release of its valuation allowance.

The following table presents the Company's diluted earnings per share and shares outstanding (in thousands, except per share data):

	Year Ended December 31,		
	2023	**2022**	**2021**
Numerator:			
Net income (1) (2) (3)	$ 267,090	$ 150,556	$ 139,898
Denominator:			
Weighted average number of common shares outstanding	178,973	181,105	179,855
Effect of dilutive securities	1,402	970	1,350
Weighted average number of common shares outstanding, diluted	180,375	182,075	181,205
Earnings per Common Share:			
Earnings per common share, diluted	$ 1.48	$ 0.83	$ 0.77

(1) Net income for the year ended December 31, 2023 includes $63.1 million related to the termination payment received on behalf of Amedisys, under the terms of the Mutual Termination Agreement, net of merger-related expenses and taxes. See Note 3, *Business Acquisitions and Divestitures*, for further discussion. In addition, net income includes approximately $5.3 million of other non-operating income.

(2) Net income for the year ended December 31, 2022 includes the impact of the Company's Respiratory Therapy Asset Sale. See Note 3, *Business Acquisitions and Divestitures*, for further discussion.

(3) Net income for the year ended December 31, 2021 includes the impact of the Company's release of its valuation allowance.

8. LEASES

During the years ended December 31, 2023, 2022 and 2021, the Company incurred operating lease expenses of $30.6 million, $29.1 million, and $29.8 million, respectively, including short-term lease expenses, which were included as a component of selling, general and administrative expenses in the consolidated statements of comprehensive income. As of December 31, 2023, the weighted-average remaining lease term was 6.8 years, and the weighted-average discount rate was 6.16%.

Operating leases mature as follows (in thousands):

Fiscal Year Ended December 31,		Minimum Payments
2024	$	24,610
2025		22,447
2026		19,567
2027		16,281
2028		10,980
2029 and beyond		34,528
Total lease payments		128,413
Less: interest		(24,651)
Present value of lease liabilities	$	103,762

During the year ended December 31, 2023, the Company commenced new leases, extensions and amendments, resulting in non-cash operating activities in the consolidated statements of cash flows of $30.5 million related to the increases in the operating lease ROU asset and operating lease liabilities. As of December 31, 2023, the Company did not have any significant operating or financing leases that had not yet commenced.

9. PROPERTY AND EQUIPMENT

Property and equipment was as follows as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Infusion pumps	$ 36,943	$ 34,942
Equipment, furniture and other	23,593	31,929
Leasehold improvements	99,725	99,085
Computer software, purchased and internally developed	50,572	34,922
Assets under development	33,668	29,411
	244,501	230,289
Less: accumulated depreciation	(123,871)	(121,968)
Property and equipment, net	$ 120,630	$ 108,321

Depreciation expense is recorded within cost of revenue and operating expenses within the consolidated statements of comprehensive income, depending on the nature of the underlying fixed assets. The depreciation expense included in cost of revenue relates to revenue-generating assets, such as infusion pumps. The depreciation expense included in operating expenses is related to infrastructure items, such as furniture, computer and office equipment, and leasehold improvements. The following table presents the amount of depreciation expense recorded in cost of revenue and operating expenses for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	Year ended December 31,		
	2023	2022	2021
Depreciation expense in cost of revenue	$ 2,999	$ 4,869	$ 5,746
Depreciation expense in operating expenses	24,820	27,374	29,865
Total depreciation expense	$ 27,819	$ 32,243	$ 35,611

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized, but is evaluated for impairment annually in the fourth quarter of the fiscal year, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Circumstances that could trigger an interim impairment test include: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; a change in reporting units; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; and the results of testing for recoverability of a significant asset group within a reporting unit.

A qualitative impairment analysis was performed in the fourth quarter of 2023, 2022 and 2021, to assess whether it is more likely than not that the fair value of the Company's reporting unit is less than its carrying value. The Company assessed relevant events and circumstances including macroeconomic conditions, industry and market considerations, overall financial performance, entity-specific events, and changes in the Company's stock price. The Company determined that there was no goodwill impairment in 2023, 2022 or 2021.

The determination of fair value for acquisitions and the allocation of that value requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which the Company competes; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization, and capital expenditures. Actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting unit, the amount of the goodwill impairment charge, or both. The Company did not recognize any accumulated impairment losses at the beginning of the period.

Changes in the carrying amount of goodwill consist of the following activity for the years ended December 31, 2023, 2022 and 2021 (in thousands):

Balance at December 31, 2020	$	1,428,610
Acquisitions		48,954
Balance at December 31, 2021	$	1,477,564
Acquisitions		54,543
Purchase accounting adjustments		1,317
Balance at December 31, 2022	$	1,533,424
Acquisitions		6,998
Purchase accounting adjustments		(176)
Balance at December 31, 2023	$	1,540,246

The carrying amount and accumulated amortization of intangible assets consist of the following as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023		December 31, 2022	
Gross intangible assets:				
Referral sources	$	514,388	$	509,646
Trademarks/names		39,136		38,508
Other amortizable intangible assets		995		912
Total gross intangible assets		554,519		549,066
Accumulated amortization:				
Referral sources		(199,084)		(167,902)
Trademarks/names		(19,698)		(16,901)
Other amortizable intangible assets		(341)		(148)
Total accumulated amortization		(219,123)		(184,951)
Total intangible assets, net	$	335,396	$	364,115

Amortization expense for intangible assets was $34.2 million, $32.9 million and $32.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Expected future amortization expense for intangible assets recorded at December 31, 2023, is as follows (in thousands):

	Amount	
2024	$	34,386
2025		34,176
2026		34,071
2027		33,931
2028		33,881
2029 and beyond		164,951
Total	$	335,396

11. INDEBTEDNESS

Long-term debt consisted of the following as of December 31, 2023 (in thousands):

	Principal Amount		Discount		Debt Issuance Costs		Net Balance
Revolver Facility	$	—	$	—	$	—	$ —
First Lien Term Loan		588,000		(6,974)		(9,678)	571,348
Senior Notes		500,000		—		(8,698)	491,302
	$	1,088,000	$	(6,974)	$	(18,376)	1,062,650
Less: current portion							(6,000)
Total long-term debt						$	1,056,650

Long-term debt consisted of the following as of December 31, 2022 (in thousands):

	Principal Amount		Discount		Debt Issuance Costs		Net Balance
ABL Facility	$	—	$	—	$	—	$ —
First Lien Term Loan		594,000		(8,307)		(11,529)	574,164
Senior Notes		500,000		—		(9,960)	490,040
	$	1,094,000	$	(8,307)	$	(21,489)	1,064,204
Less: current portion							(6,000)
Total long-term debt						$	1,058,204

On December 7, 2023, the Company entered into the second amendment (the "Amendment") to the amended and restated First Lien Credit Agreement dated as of October 27, 2021. The Amendment, among other things, provides for revolving credit commitments by the applicable Revolving Credit Lenders in an aggregate amount of $400.0 million (the "Revolver Facility") pursuant to which such lenders have agreed to make Revolving Credit Loans to the Company. As of December 31, 2023, the Company had $5.3 million of undrawn letters of credit issued and outstanding, resulting in net borrowing availability under the Revolver Facility of $394.7 million. The Revolver Facility matures on the date that is the earlier of (i) December 7, 2028 and (ii) the date that is 91 days prior to the stated maturity date applicable to any Term B Loans. Borrowings under the Revolver Facility bear interest at a rate equal to, at the option of the Company, either (i) the Term Secured Overnight Financing Rate ("SOFR") applicable thereto plus the Applicable Rate or (ii) the then applicable Base Rate plus the Applicable Rate, which Applicable Rate shall be, subject to certain caveats thereto, as follows (i) until delivery of financial statements and related Compliance Certificate for the first full fiscal quarter ending after the effective date of the Amendment, (A) for Term SOFR Loans, 1.75%, (B) for Base Rate Loans, 0.75% and (ii) thereafter, the following percentages per annum, based upon the Total Net Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to the terms of the Credit Agreement. The table below illustrates the aforementioned interest rate terms:

Pricing Level	Total Net Leverage Ratio	Applicable Rate for Term SOFR Loans	Applicable Rate for Base Rate Loans
I	Greater than or equal to 3.00x	2.25%	1.25%
II	Less than 3.00x, but greater than or equal to 2.25x	2.00%	1.00%
III	Less than 2.25x, but greater than or equal to 1.50x	1.75%	0.75%
IV	Less than 1.50x, but greater than or equal to 1.00x	1.50%	0.50%
V	Less than 1.00x	1.25%	0.25%

Concurrently with the creation of the Revolver Facility, the Company terminated the ABL Credit Agreement. Prior to the transition to the Revolver Facility, the ABL Facility had been in effect from August 6, 2019 to December 7, 2023. As of December 31, 2022, the Company's ABL Facility provided for borrowings up to $175.0 million and had a maturity date of October 27, 2026. Effective January 13, 2023, the Company entered into an agreement to amend the ABL Facility and increase the amount of borrowing availability by $50.0 million to $225.0 million total borrowing availability. As a result of the amended agreement, SOFR was established as the new reference rate, replacing LIBOR. Prior to the termination of the ABL Facility in December 2023, the ABL Facility bore interest at a rate equal to, at the Company's election, either (i) a base rate determined in accordance with the ABL Credit Agreement plus an applicable margin, which is equal to between 0.25% and 0.75% based on the historical excess availability as a percentage of the Line Cap (as such term is defined in the ABL Credit Agreement); and (ii) SOFR plus an applicable margin, which is equal to between 1.25% and 1.75% based on the historical excess availability as a percentage of the Line Cap. The ABL Facility contained commitment fees payable on the unused portion ranging from 0.25% to 0.375%, depending on various factors including the Company's leverage ratio, type of loan and rate type, and letter of credit fees of 2.50%. Borrowings under the ABL Facility were secured by a first priority security interest in the Company's and each of its subsidiaries' inventory, accounts receivable, cash, deposit accounts and certain assets and property related thereto (the "ABL Priority Collateral"), in each case subject to certain exceptions, and a third priority security interest in each of the Company's subsidiaries' capital stock (subject to certain exceptions) and substantially all of the Company's property and assets (other than the ABL Priority Collateral). The Company had $6.7 million of undrawn letters of credit issued and outstanding, resulting in net borrowing availability under the ABL Facility of $168.3 million, as of December 31, 2022.

Effective June 30, 2023, the Company entered into an agreement, dated as of June 8, 2023, to amend the First Lien Term Loan to replace LIBOR and related definitions and provisions with SOFR as the new reference rate. The Company entered into the First Lien Term Loan Agreement (the "First Lien Credit Agreement Amendment"), which commenced in October 2021 (the "October 2021 Refinancing") to provide $600.0 million of refinanced borrowings. The First Lien Term Loan (the "First Lien Term Loan Facility") is charged an interest rate equal to, at the Company's option, either (i) SOFR (with a floor of 0.50% per annum) plus an applicable margin of 2.75% for Term SOFR Loans (as such term is defined in the First Lien Credit Agreement Amendment); and (ii) a base rate determined in accordance with the First Lien Credit Agreement Amendment, plus 1.75% for Base Rate Loans (as such term is defined in the First Lien Credit Agreement Amendment). The First Lien Term Loan Facility is repayable in quarterly installments, which began in March 2022, and matures on October 27, 2028. The interest rate on the First Lien Term Loan was 8.21% and 6.82% as of December 31, 2023 and 2022, respectively. The weighted average interest rate incurred on the First Lien Term Loan was 7.83% and 4.52% for the years ended December 31, 2023 and 2022, respectively.

In conjunction with the October 2021 Refinancing, the Company also issued $500.0 million in aggregate principal of unsecured senior notes ("Senior Notes"). The Senior Notes bear interest at a rate of 4.375% per annum payable semi-annually in arrears on October 31 and April 30 of each year, commencing on April 30, 2022. The Senior Notes mature on October 31, 2029. The interest rate on the Senior Notes was 4.375% as of both December 31, 2023 and 2022. The weighted average interest rate incurred on the Senior Notes was 4.375% for both years ended December 31, 2023 and 2022.

The Company assessed whether the October 2021 Refinancing resulted in an insubstantial modification or an extinguishment of the existing debt for each loan in the syndication by grouping lenders as follows: (i) Lenders continuing to participate in either the First Lien Term Loan Facility and Senior Notes; (ii) previous lenders that exited; and (iii) new lenders. The Company determined that $35.7 million of the First Lien Term Loan was extinguished, which was disclosed as an outflow from financing activities in the condensed consolidated statements of cash flows. The First Lien Term Loan had insubstantial modifications for lenders that continued to participate in either debt instrument, which resulted in a cash outflow from financing activities of $558.3 million in the consolidated statements of cash flows. The Company determined that $501.4 million of new debt was issued related to the First Lien Term Loan, which is disclosed as an inflow from financing activities in the consolidated statements of cash flows. In connection with the refinancing of the First Lien Term Loan and issuance of the Senior Notes, the Company incurred $10.7 million in debt issuance costs and third-party fees, of which $8.8 million was capitalized, $1.7 million was expensed as a component of other expense and $0.2 million was expensed as a loss on extinguishment as a component of other expense in the consolidated statements of comprehensive income. Further, $1.5 million of the total fees incurred of $10.7 million was netted against the $501.4 million of proceeds from debt as a component of the cash flows from financing activities, $7.4 million was presented as deferred financing costs as a component of cash flows from financing activities, and the remaining $1.8 million was included in cash flows from operating activities in the consolidated statements of cash flows.

The Company recognized a loss on extinguishment of debt of $1.0 million included in the line entitled "Other, net" in the consolidated statements of comprehensive income, of which $0.2 million related to debt issuance costs incurred with the First Lien Term Loan refinancing and issuance of the Senior Notes, as discussed above, and $0.8 million related to existing deferred financing fees that were written off upon extinguishment within the consolidated statements of comprehensive income and cash flows during the year ended December 31, 2021.

Prior to the October 2021 Refinancing, the Company entered into an amendment on the First Lien Term Loan in January 2021 (the "January 2021 Refinancing") which resulted in additional First Lien Term Loan indebtedness. The proceeds of the First Lien Term Loan indebtedness were used to prepay the remaining balance of the previous senior secured second lien pay-in-kind toggle floating rate notes due 2027 ("Second Lien Notes"). The Company assessed whether the repayment of the Second Lien Notes by issuing incremental First Lien Term Loan indebtedness resulted in an insubstantial modification or an extinguishment of the existing debt for each loan in the syndication by grouping lenders as follows: (i) Lenders participating in both the First Lien Term Loan and Second Lien Notes; (ii) previous lenders that exited; and (iii) new lenders. The Company determined that $161.2 million of the First Lien Term Loan was extinguished and $122.9 million of the $150.0 million second lien term loan ("Second Lien Term Loan") was extinguished, which is disclosed as an outflow from financing activities in the consolidated statements of cash flows. The First Lien Term Loan and Second Lien Notes had insubstantial modifications for lenders that participated in both debt instruments, which resulted in a cash outflow from financing activities of $352.0 million in the consolidated statements of cash flows. The Company determined that $356.2 million of new debt was issued related to the First Lien Term Loan, which is disclosed as an inflow from financing activities in the consolidated statements of cash flows. In connection with the prepayment of the Second Lien Notes and incremental First Lien Term Loan indebtedness, the Company incurred $7.2 million in debt issuance costs and third-party fees, of which $3.7 million was capitalized, $0.9 million was expensed as a component of other expense and $2.6 million was expensed as a loss on extinguishment as a component of other expense in the consolidated statements of comprehensive income. Further, $1.0 million of the total fees incurred of $7.2 million was netted against the $356.2 million of proceeds from debt as a component of the cash flows from financing activities, $2.9 million was presented as deferred financing costs as a component of cash flows from financing activities, $2.4 million was presented as debt prepayment fees as a component of cash flows from financing activities, and the remaining $0.9 million was included in cash flows from operating activities in the consolidated statements of cash flows.

The Company recognized a loss on extinguishment of debt of $12.4 million included in the line entitled "Other, net" in the consolidated statements of comprehensive income, of which $2.6 million related to debt issuance costs incurred with the incremental First Lien Term Loan indebtedness and prepayment of the Second Lien Notes, as discussed above, and $9.8 million related to existing deferred financing fees that were written off upon extinguishment within the consolidated statements of comprehensive income and cash flows during the year ended December 31, 2021.

Long-term debt matures as follows (in thousands):

Fiscal Year Ended December 31,	Minimum Payments
2024	$ 6,000
2025	6,000
2026	6,000
2027	6,000
2028	564,000
2029 and beyond	500,000
Total	$ 1,088,000

During the year ended December 31, 2023, the Company engaged in hedging activities to limit its exposure to changes in interest rates. See Note 12, *Derivative Instruments*, for further discussion.

The following table presents the estimated fair values of the Company's debt obligations as of December 31, 2023 (in thousands):

Financial Instrument	Carrying Value as of December 31, 2023	Markets for Identical Item (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
First Lien Term Loan	$ 571,348	$ —	$ 590,234	$ —
Senior Notes	491,302	—	448,750	—
Total debt instruments	$ 1,062,650	$ —	$ 1,038,984	$ —

The Company had no fair value measurements that utilized Level 3 inputs of the fair value hierarchy for the year ended December 31, 2023. See Note 13, *Fair Value Measurements*, for further discussion.

12. DERIVATIVE INSTRUMENTS

The Company utilizes derivative financial instruments for hedging and non-trading purposes to limit the Company's exposure to its variable interest rate risk. Use of derivative financial instruments in hedging strategies subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative financial instrument will change. Credit risk related to a derivative financial instrument represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of the Company's derivative financial instruments is used to measure interest to be paid or received and does not represent the Company's exposure due to credit risk. Credit risk is monitored through established approval procedures, including reviewing credit ratings when appropriate.

In August 2019, the Company entered into an interest rate swap agreement that reduced the variability in the interest rates on the newly-issued debt obligations following the Merger with BioScrip. The interest rate swap for $925.0 million notional was effective in August 2019 with $911.1 million designated as a cash flows hedge against the underlying interest rate on the First Lien Term Loan interest payments indexed to one-month LIBOR through August 2021. In accordance with ASU 2017-12, *Targeted Improvements to Accounting for Hedges*, the Company had determined that the $911.1 million designated cash flows hedge is perfectly effective. The remaining $13.9 million notional amount of the interest rate swap is not designated as a hedging instrument. The interest rate swap expired in August 2021.

In October 2021, the Company entered into an interest rate cap hedge with a notional amount of $300.0 million for a five-year term beginning November 30, 2021. The hedge partially offsets risk associated with the First Lien Term Loan's variable interest rate. The interest rate cap instrument perfectly offsets the terms of the interest rates associated with the variable interest rate of the First Lien Term Loan.

The following table summarizes the amount and location of the Company's derivative instruments in the consolidated balance sheets (in thousands):

		Fair Value - Derivatives in Asset Position	
Derivative	Balance Sheet Caption	December 31, 2023	December 31, 2022
Interest rate cap designated as cash flows hedge	Prepaid expenses and other current assets	$ 9,746	$ 10,926
Interest rate cap designated as cash flows hedge	Other noncurrent assets	10,183	17,342
Total derivative assets		$ 19,929	$ 28,268

The gain and loss associated with the changes in the fair value of the effective portion of hedging instruments are recorded into other comprehensive (loss) income. The gain and loss associated with the changes in the fair value of the hedging instruments not designated are recognized in net income through interest expense. The following table presents the pre-tax (loss) gain from derivative instruments recognized in other comprehensive (loss) income in the Company's consolidated statements of comprehensive income (in thousands):

	Year Ended December 31,		
Derivative	2023	2022	2021
Interest rate cap designated as cash flows hedge	$ (8,339)	$ 28,869	$ (601)
Interest rate swap designated as cash flows hedge	—	—	11,172
Total	$ (8,339)	$ 28,869	$ 10,571

The following table presents the amount and location of pre-tax income (loss) recognized in the Company's consolidated statement of comprehensive income related to the Company's derivative instruments (in thousands):

		Year Ended December 31,		
Derivative	Income Statement Caption	2023	2022	2021
Interest rate cap designated as cash flows hedge	Interest expense	$ 10,974	$ 1,090	$ (239)
Interest rate swap designated as cash flows hedge	Interest expense	—	—	(11,298)
Interest rate swap not designated as hedge	Interest expense	—	—	(2)
Total		$ 10,974	$ 1,090	$ (11,539)

The Company expects to reclassify $2.8 million of total interest rate costs from accumulated other comprehensive income (loss) against interest expense during the next 12 months.

13. FAIR VALUE MEASUREMENTS

Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined in Note 2, *Summary of Significant Accounting Policies.* While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

First Lien Term Loan: The fair value of the First Lien Term Loan is derived from a broker quote on the loans in the syndication (Level 2 inputs). See Note 11, *Indebtedness*, for further discussion of the carrying amount and fair value of the First Lien Term Loan.

Senior Notes: The fair value of the Senior Notes is derived from a broker quote (Level 2 inputs). See Note 11, *Indebtedness*, for further discussion of the carrying amount and fair value of the Senior Notes.

Interest Rate Cap: The fair value of the interest rate cap is derived from the interest rates prevalent in the market and future expectations of those interest rates (Level 2 inputs). The Company determines the fair value of the investments based on quoted prices from third-party brokers. See Note 12, *Derivative Instruments*, for further discussion of the fair value of the interest rate cap.

Money Market Funds: The fair value of the money market funds is derived from the closing price reported by the fund sponsor and classified as cash and cash equivalents on the Company's consolidated balance sheets (Level 1 inputs).

There were no other assets or liabilities measured at fair value at December 31, 2023 or 2022.

14. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal proceedings and is subject to investigations, inspections, audits, inquiries, and similar actions by governmental authorities, arising in the normal course of the Company's business. Some of these suits may purport or may be determined to be class actions and/or involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years. From time to time, the Company may also be involved in legal proceedings as a plaintiff involving antitrust, tax, contract, intellectual property, and other matters. Gain contingencies, if any, are recognized when they are realized.

The results of legal proceedings are often uncertain and difficult to predict, and the costs incurred in litigation can be substantial, regardless of the outcome. The Company does not believe that any of these pending matters, after consideration of applicable reserves and rights to indemnification, will have a material adverse effect on the Company's consolidated balance sheets.

However, substantial unanticipated verdicts, fines, and rulings may occur. As a result, the Company may from time to time incur judgments, enter into settlements, or revise expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on its results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid.

15. STOCK-BASED INCENTIVE COMPENSATION

Equity Incentive Plans — Under the Company's 2018 Equity Incentive Plan (the "2018 Plan"), approved at the annual meeting by the BioScrip stockholders on May 3, 2018, the Company may issue, among other things, incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, stock grants, and performance units to key employees and directors. The 2018 plan is administered by the Company's Compensation Committee, a standing committee of the Board of Directors. A total of 4,101,735 shares of common stock were initially authorized for issuance under the 2018 Plan. In May 2021, an additional 4,999,999 shares were authorized for issuance under the 2018 Plan, resulting in a total 9,101,734 shares of common stock authorized for issuance.

Stock Options — Options granted under the 2018 Plan typically vest over a three- or four-year period and, in certain instances, may fully vest upon a change in control of the Company. The options also typically have an exercise price that may not be less than 100% of its fair market value on the date of grant and are exercisable seven to ten years after the date of grant, subject to earlier termination in certain circumstances.

Compensation expense from stock options is recognized on a straight-line basis over the requisite service period. During the years ended December 31, 2023, 2022 and 2021, the Company recognized compensation expense related to stock options of $6.5 million, $2.5 million and $1.9 million, respectively.

The weighted average grant-date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $15.72, $12.51 and $17.79, respectively. The fair value of stock options granted was estimated on the date of grant using a Black-Scholes pricing model. The assumptions used to compute the fair value of options for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Expected volatility	51.43 %	51.19 %	51.92 %
Risk-free interest rate	4.16 %	3.91 %	1.40 %
Expected life of options	6.2 years	6.2 years	6.5 years
Dividend rate	—	—	—

A summary of stock option activity for the year ended December 31, 2023 is as follows:

	Options	**Weighted Average Exercise Price**	**Aggregate Intrinsic Value (thousands)**	**Weighted Average Remaining Contractual Life**
Balance at December 31, 2022	1,021,370	$ 21.63	$ 8,816	
Granted	872,264	$ 28.87	$ 4,208	
Exercised	(60,106)	$ 18.56	$ 827	
Forfeited and expired	(87,256)	$ 28.13	$ 561	
Balance at December 31, 2023	1,746,272	$ 25.08	$ 15,028	8.19 years
Exercisable at December 31, 2023	283,571	$ 17.07	$ 4,713	6.36 years

During the years ended December 31, 2023, 2022 and 2021, shares were surrendered to satisfy tax withholding obligations on the exercise of stock options with a cost basis of $0.3 million, $0.7 million and $0.1 million, respectively. No cash was received from stock option exercises under share-based payment arrangements for the years ended December 31, 2023, 2022 and 2021.

The maximum term of stock options under these plans is ten years. Options outstanding as of December 31, 2023 expire on various dates ranging from May 2024 through July 2033. The following table outlines the outstanding and exercisable stock options as of December 31, 2023:

	Options Outstanding			Options Exercisable	
Range of Option Exercise Price	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price
$0.00 - $8.24	9,901	$ 6.52	3.1 years	9,901	$ 6.52
$8.24 - $16.52	132,752	$ 12.44	5.4 years	108,767	$ 12.24
$16.52 - $24.76	460,969	$ 21.41	7.6 years	159,439	$ 20.59
$24.76 - $33.00	1,142,650	$ 28.19	8.8 years	5,464	$ 29.51
All options	1,746,272			283,571	

As of December 31, 2023, there was $13.0 million of unrecognized compensation expense related to unvested option grants that is expected to be recognized over a weighted-average period of 1.2 years.

Restricted Stock — Restricted stock grants subject solely to an employee's continued service with the Company generally will become fully vested within one to four years from the grant date and, in certain instances, may fully vest upon a change in control of the Company. Restricted stock grants subject solely to a Director's continued service with the Company generally will become fully vested on a pro-rata basis over three years from the date of grant.

Compensation expense from restricted stock is recognized on a straight-line basis over the requisite service period. During the years ended December 31, 2023, 2022 and 2021, the Company recognized compensation expense related to restricted stock awards of $16.6 million, $10.2 million and $4.9 million, respectively.

The grant-date fair value of restricted stock is valued as the closing price of the Company's common stock on the date of the grant.

A summary of restricted stock award activity for the year ended December 31, 2023 is as follows:

	Restricted Stock	Weighted Average Grant Date Fair Value
Balance at December 31, 2022	1,668,847	$ 22.45
Granted	945,589	$ 29.02
Vested and issued	(504,597)	$ 19.54
Forfeited and expired	(226,723)	$ 24.86
Balance at December 31, 2023	1,883,116	$ 26.28

During the years ended December 31, 2023 and 2022, shares were surrendered to satisfy tax withholding obligations on the vesting of restricted stock awards with a cost basis of $4.4 million and $1.4 million, respectively. During the year ended December 31, 2021, shares were surrendered to satisfy tax withholding obligations on the vesting of restricted stock awards with an immaterial cost basis.

As of December 31, 2023, there was $31.4 million in unrecognized compensation expense related to unvested restricted stock awards that is expected to be recognized over a weighted average period of 1.2 years. The total fair value of restricted stock awards vested during the years ended December 31, 2023, 2022 and 2021 was $9.9 million, $3.7 million and $1.2 million, respectively.

Performance Stock Units — Performance-based stock units are generally earned based on the attainment of specified goals achieved over a designated performance period. During the years ended December 31, 2023, 2022 and 2021, the Company's Compensation Committee approved awards of performance-based stock units to certain senior executives of the Company with grant dates in 2023, 2022 and 2021, respectively. The performance-based stock units approved during 2023 ("2023 PSU"), 2022 ("2022 PSU") and 2021 ("2021 PSU") each offer a three-year-cliff vesting schedule. Each award reflects a target number of shares ("Target Shares") that may be issued to the award recipient. The 2023 PSU, 2022 PSU and 2021 PSU awards may be earned upon the completion of the two-year-average performance periods ending December 31, 2024, 2023 and 2022, respectively.

Whether units are earned at the end of the performance period will be determined based on the achievement of certain performance objectives over the performance period. The performance objectives include achieving a target growth for adjusted EBITDA and revenue combined in addition to a target growth for cash flows from operations over the performance period. Depending on the results achieved during the performance period, the actual number of shares that a grant recipient receives at the end of the period may range from 0% to 200% of the Target Shares granted. Each period begins with 100% of the Target Shares and true-up or true-down adjustments are considered every quarter-end based on the forecasted performance period results.

The fair value of the Target Shares and performance stock unit awards are based on the fair value of the underlying shares as of market close on the grant date. Compensation expense for performance unit stock awards is recognized on a straight-line basis over the requisite service period. During the year ended December 31, 2023, the Company recognized compensation expense related to the 2023 PSU, 2022 PSU and 2021 PSU awards of $2.2 million, $2.9 million and $2.4 million, respectively. During the year ended December 31, 2022, the Company recognized compensation expense related to the 2022 PSU and 2021 PSU awards of $2.4 million and $1.7 million, respectively. During the year ended December 31, 2021, the Company recognized compensation expense related to the 2021 PSU awards of $2.7 million. As of December 31, 2023, there were $5.5 million, $3.3 million and $0.3 million in unrecognized compensation expense related to unvested 2023 PSU, 2022 PSU and 2021 PSU awards, respectively, that are expected to be recognized over the period of 2.2 years, 1.2 years and 0.2 years, respectively.

16. STOCKHOLDERS' EQUITY

During the years ended December 31, 2023 and 2022, HC I completed secondary offerings of 23,771,926 and 11,000,000 shares of common stock, respectively. As of December 31, 2023, HC I no longer holds shares of the Company's common stock.

2017 Warrants — Prior to the Merger, BioScrip issued warrants to certain debt holders pursuant to a Warrant Purchase Agreement dated as of June 29, 2017. In conjunction with the Merger, the 2017 Warrants were amended to entitle the purchasers of the warrants to purchase 2.1 million shares of common stock. The 2017 Warrants have a 10-year term and an exercise price of $8.00 per share and may be exercised by payment of the exercise price in cash or surrender of shares of common stock into which the 2017 Warrants are being converted in an aggregate amount sufficient to pay the exercise price. The 2017 Warrants are classified as equity instruments, and the fair value of these warrants of $14.1 million was recorded in paid-in capital as of the Merger Date. During the years ended December 31, 2023 and 2022, warrant holders exercised warrants to purchase 188,350 and 1,130,089 shares of common stock, respectively. No proceeds were received from these exercises as the warrant holders elected to surrender shares to pay the exercise price. At December 31, 2023 and 2022, the remaining warrant holders are entitled to purchase 51,838 and 240,188 shares of common stock, respectively.

2015 Warrants — Prior to the Merger, BioScrip issued warrants pursuant to a Common Stock Warrant Agreement dated as of March 9, 2015 which entitle the holders to purchase 0.9 million shares of common stock. The 2015 Warrants have a 10-year term and have exercise prices in a range of $20.68 per share to $25.80 per share. The 2015 Warrants were assumed by the Company in conjunction with the Merger and are classified as equity instruments, and the fair value of these warrants of $4.6 million was recorded in paid in capital as of the Merger Date. During the year ended December 31, 2023, warrant holders exercised an immaterial number of warrants to purchase shares of common stock. During the year ended December 31, 2022, warrant holders exercised warrants to purchase 900,272 shares of common stock. During the year ended December 31, 2023, no cash proceeds were received from warrant exercises. During the year ended December 31, 2022, $20.9 million of cash was received as proceeds from warrant exercises. At December 31, 2023 and 2022, the remaining warrant holders are entitled to purchase 13,888 and 15,231 shares of common stock, respectively.

Share Repurchase Program — On February 20, 2023, the Company's Board of Directors approved a share repurchase program of up to an aggregate $250.0 million of common stock of the Company. On December 6, 2023, the Company's Board of Directors approved an increase to its share repurchase program authorization from $250.0 million to $500 million. Under the share repurchase program, repurchases may occur in any number of methods depending on timing, market conditions, regulatory requirements, and other corporate considerations. The share repurchase program has no specified expiration date.

During the year ended December 31, 2023, the Company purchased 7,946,301 shares of common stock for an average share price of $31.46, totaling $250.0 million. All repurchased shares became treasury stock. As of December 31, 2023, the Company is authorized to repurchase up to a remaining $250.0 million of common stock of the Company.

Treasury Stock — As of December 31, 2023 and 2022, the Company held 8,330,022 and 383,722 shares of treasury stock, respectively.

Preferred Stock — The Company had no preferred stock outstanding as of December 31, 2023 or 2022.

17. RELATED-PARTY TRANSACTIONS

Transactions with Equity-Method Investees — The Company provides management services to its joint ventures such as accounting, invoicing and collections in addition to day-to-day managerial support of the operations of the businesses. The Company recorded management fee income of $5.3 million, $4.1 million and $3.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. Management fees are recorded in net revenues in the accompanying consolidated statements of comprehensive income.

The Company had amounts due to its joint ventures of $0.5 million and due from its joint ventures of $0.1 million as of December 31, 2023. The Company had amounts due to its joint ventures of $1.5 million as of December 31, 2022. These receivables were included in prepaid expenses and other current assets in the accompanying balance sheets and these payables were included in accrued expenses and other current liabilities in the accompanying balance sheets. These balances primarily relate to cash collections received by the Company on behalf of the joint ventures, offset by certain pharmaceutical inventories purchased by the Company on behalf of the joint ventures.

Share Repurchase Agreement — On February 28, 2023, we entered into a Share Repurchase Agreement (the "Share Repurchase Agreement") with HC I, pursuant to which we agreed to repurchase, subject to the terms and conditions contained therein, up to $75.0 million of our common stock then held by HC I at the same purchase price per share as the underwriter in a concurrent underwritten public offering of our common stock held by HC I. On March 3, 2023, the transactions contemplated by the Share Repurchase Agreement closed, and we repurchased directly from HC I 2,475,166 shares of our common stock.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of the Company's management, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

Management Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. GAAP.

Our management, with the participation of the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting. Based on the criteria for effective internal control over financial reporting established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), management concluded that the internal control over financial reporting was effective as of December 31, 2023. The Company's independent registered public accounting firm, KPMG LLP, has issued an audit report on the Company's internal control over financial reporting, which appears elsewhere in this Annual Report.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There has been no change during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Option Care Health, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Option Care Health, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chicago, Illinois
February 22, 2024

Item 9B. *Other Information*

The Company previously announced the adoption of the Option Care Health, Inc. Executive Severance Plan (the "Severance Plan"), which provides severance benefits to certain key management personnel of the Company, including the Company's Chief Executive Officer and Chief Financial Officer. As a result of their participation in the Severance Plan, our Chief Executive Officer and Chief Financial Officer entered into letter agreements on February 21, 2024 with the Company agreeing that they would no longer be eligible for the severance benefits in their employment agreements.

Adoption, Modification and Termination of Rule 10b5-1 Plans and Certain Other Trading Arrangements

No director or officer of the Company has adopted, modified or terminated a Rule 10b5-1 plan or non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2023.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions. Our Code of Ethics is posted on our website located at https://investors.optioncarehealth.com/corporate-governance/governance-resources. We intend to disclose future amendments to certain provisions of the Code of Business Conduct, and waivers of the Code of Business Conduct granted to executive officers and directors, on our website.

The other information required by this item is incorporated by reference from the information contained in our definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2023 in connection with our 2024 Annual Meeting of Stockholders.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from the information contained in our definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2023 in connection with our 2024 Annual Meeting of Stockholders.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference from the information contained in our definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2023 in connection with our 2024 Annual Meeting of Stockholders.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference from the information contained in our definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2023 in connection with our 2024 Annual Meeting of Stockholders.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from the information contained in our definitive proxy statement to be filed with the SEC no later than 120 days after December 31, 2023 in connection with our 2024 Annual Meeting of Stockholders.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) Financial Statements.

The following financial statements appear in Part II, Item 8:

| | **Page** |

All other schedules not listed above have been omitted since they are not applicable or are not required.

(a)(3) Exhibits.

Index to Exhibits

Exhibit Number	Description
2.1+	Agreement and Plan of Merger, dated as of March 14, 2019, by and among BioScrip, Inc., Beta Sub, Inc., Beta Sub, LLC, HC Group Holdings I, LLC, HC Group Holdings II, Inc. and HC Group Holdings III, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 15, 2019).
2.2	Agreement and Plan of Merger, dated May 3, 2023, by and among Option Care Health, Unitah Merger Sub, Inc., and Amedisys, Inc. (incorporated by reference to the Company's Current Report on Form 8-K filed on May 3, 2023).
2.3	Mutual Termination Agreement, dated as of June 26, 2023, by and among Option Care Health, Inc., Uintah Merger Sub, Inc., and Amedisys, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on June 26, 2023).
3.1	Third Amended and Restated Certificate of Incorporation of BioScrip, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 7, 2019).
3.2	Certificate of Amendment to Certificate of Incorporation, amending the Third Amended and Restated Certificate of Incorporation of BioScrip, Inc. (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed on August 7, 2019).
3.3	Fourth Amended and Restated By-Laws of Option Care Health, Inc., effective as of December 6, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 11, 2023).
3.4	Certificate of Amendment of the Certificate of Incorporation, filed January 30, 2020 (incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K filed on March 11, 2021).
4.1	Registration Rights Agreement, dated as of March 9, 2015, by and among BioScrip, Inc, Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., and Blackwell Partners, LLC, Series A (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 10, 2015).
4.2	Amendment No. 1 to the Registration Rights Agreement dated June 10, 2016, by and among BioScrip, Inc., Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P. and Blackwell Partners, LLC Series A (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 13, 2016).
4.3	Amendment No. 2 to the Registration Rights Agreement dated June 14, 2016, by and among BioScrip, Inc. and Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P. and Blackwell Partners, LLC Series A (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 14, 2016).
4.4	Common Stock Warrant Agreement, dated July 28, 2015, by and between BioScrip, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 28, 2015).
4.5	Registration Rights Agreement, dated June 29, 2017, by and among BioScrip, Inc. and the parties signatory thereto (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on June 29, 2017).
4.6	Amendment No. 1 to Registration Rights Agreement by and between BioScrip, Inc. and the stockholders of BioScrip, Inc. signatory thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on March 15, 2019).
4.7	Description of Option Care Health Inc.'s registered securities (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 10-K filed on March 11, 2021).
4.8	Form of Subscription Rights Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A filed on May 29, 2015, SEC File Number 000-28740).

4.9	Registration Rights Agreement, dated March 1, 2017, by and among BioScrip, Inc and the investors named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 2, 2017, SEC File Number 001-11993).
4.10	Amended and Restated Warrant Agreement, dated as of March 14, 2019, by and among BioScrip, Inc. and the Holders (as defined therein) signatory thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 15, 2019).
4.11	Registration Rights Agreement, dated as of August 6, 2019, by and among BioScrip, Inc. and HC Group Holdings I, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 7, 2019).
10.1	ABL Credit Agreement, dated as of August 6, 2019, among HC Group Holdings II, LLC, as the Initial Borrower, BioScrip, Inc., as the Parent Borrower, and Bank of America N.A., as the Administrative Agent, Issuing Bank and Swing Line Lender, the other lenders party thereto from time to time and Bank of America, N.A. and ACF Finco I LP as Joint Lead Arrangers and Joint Lead Bookrunners (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on August 7, 2019).
10.2†	Option Care Health, Inc. Executive Severance Plan, effective as of May 11, 2020 (incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K filed on February 23, 2023).
10.3	First Amendment to ABL Credit Agreement, dated as of October 5, 2020, among Option Care Health, Inc. (f/k/a BioScrip, Inc.), each Guarantor party hereto, each lender party hereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 6, 2020).
10.4	Second Amendment to ABL Credit Agreement, dated as of January 21, 2021, by and among Option Care Health, Inc., the guarantors party thereto, Bank of America, N.A. and the financial institutions party thereto (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 22, 2021).
10.5†	Option Care Health, Inc. 2018 Equity Incentive Plan updated as of May 19, 2021 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q/A filed on August 3, 2021).
10.6	Indenture, dated as of October 27, 2021, by and between Option Care Health, Inc., each of the Guarantors (as defined therein) listed on the signature pages thereto and Ankura Trust Company, LLC as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on October 29, 2021).
10.7	Form of 4.375% Senior Notes due 2029 (included in Exhibit 10.14 and incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on October 29, 2021).
10.8	Second Amendment and Amendment and Restatement Agreement to First Lien Credit Agreement, dated as of October 27, 2021 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 29, 2021).
10.9	Third Amendment to ABL Credit Agreement, dated as of October 27, 2021 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on October 29, 2021).
10.10	Fourth Amendment to ABL Credit Agreement, dated as of January 13, 2023, among Option Care Health, Inc. (f/k/a BioScrip, Inc.), a Delaware corporation, each guarantor party thereto, each lender party thereto and Bank of America, N.A., as administrative agent.
10.11	Second Amendment to Amended and Restated First Lien Credit Agreement, dated as of December 7, 2023, among Option Care Health, Inc. (f/k/a BioScrip, Inc.), a Delaware corporation, each other Loan Party (as defined therein) party thereto, each Incremental Revolving Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 11, 2023)
10.12†	Option Care Health, Inc. Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 11, 2023)
10.13	Share Repurchase Agreement, dated as of February 28, 2023, by and between Option Care Health, Inc. and HC Group Holdings I, LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on March 3, 2023).
10.14†	Option Care Health, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 11, 2023)
10.15†	Transition and Separation Agreement and Release, dated December 29, 2023, between Richard Denness and Option Care Enterprises, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 29, 2023).
10.16†	Form of Letter Agreement with John C. Rademacher and Michael Shapiro Terminating Severance Provisions of Employment Agreements (filed herewith).
21.1	List of subsidiaries of Option Care Health, Inc. (filed herewith).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.2	Certification of Chief Financial Officer pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
97	Required Executive Compensation Recovery Policy, dated as of September 7, 2023, filed herewithin.
101	The following financial information from the Company's Form 10-K for the fiscal year ended December 31, 2023, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Comprehensive Income (Loss) for the fiscal years ended December 31, 2023, 2022 and 2021, (ii) Consolidated Balance Sheets as of December 31, 2023 and 2022, (iii) Consolidated Statements of Stockholders' Equity for the fiscal years ended December 31, 2023, 2022 and 2021, (iv) Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2023, 2022 and 2021, and (v) Notes to Consolidated Financial Statements.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	XBRL Formatted Cover Page
†	Designates the Company's management contracts or compensatory plan or arrangement.
+	Certain schedules attached to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of the omitted schedules to the Securities and Exchange Commission upon request by the Commission.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 22, 2024.

OPTION CARE HEALTH, INC.

/s/ Michael Shapiro
Michael Shapiro
Chief Financial Officer and Executive Vice President

(Principal Financial Officer and Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Signature	Title(s)	Date
/s/ John C. Rademacher John C. Rademacher	Chief Executive Officer, President and Director (Principal Executive Officer)	February 22, 2024
/s/ Michael Shapiro Michael Shapiro	Chief Financial Officer and Executive Vice President (Principal Financial Officer and Principal Accounting Officer)	February 22, 2024
/s/ Harry M. Jansen Kraemer, Jr. Harry M. Jansen Kraemer, Jr.	Non-Executive Chairman of the Board	February 22, 2024
/s/ John J. Arlotta John J. Arlotta	Director	February 22, 2024
/s/ Elizabeth Q. Betten Elizabeth Q. Betten	Director	February 22, 2024
/s/ Elizabeth D. Bierbower Elizabeth D. Bierbower	Director	February 22, 2024
/s/ Barbara W. Bodem Barbara W. Bodem	Director	February 22, 2024
/s/ Natasha Deckmann Natasha Deckmann	Director	February 22, 2024
/s/ David W. Golding David W. Golding	Director	February 22, 2024
/s/ R. Carter Pate R. Carter Pate	Director	February 22, 2024
/s/ Timothy P. Sullivan Timothy P. Sullivan	Director	February 22, 2024
/s/ Norman L. Wright Norman L. Wright	Director	February 22, 2024

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option care health®

“Having Option Care come into my home and provide me my medications has been a life-changer. It's allowed me to take control of my treatment and feel comfortable while getting my treatment.”

Beth McCarthy, Option Care Health patient



The numbers tell the story

4,500+[1] multidisciplinary clinicians	**90+**[1] infusion full-service pharmacies	**160+**[1] Ambulatory Infusion Suites
We provide service to **96%**[1] of all insured lives	More than **270,000**[2] unique patients cared for annually	**92%**[3] overall patient satisfaction

References: 1. Data on file, Option Care Health. **2.** January-December 2023, total Option Care Health unique patients serviced. **3.** January-December 2023 patient satisfaction data. Survey of 28,276 patients.

Investor Relations:

OPTION CARE HEALTH

Corporate Office
3000 Lakeside Drive | Suite 300N | Bannockburn, IL 60015
Phone: 866.827.8203

PRIMARY IR CONTACT

Mike Shapiro, Chief Financial Officer
Phone: 312.940.2538
Email: investor.relations@optioncare.com

TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane | New York, NY 10038
Phone: 718.921.8124

ACCOUNTANTS

KPMG LLP
200 E. Randolph Street | Suite 5500 | Chicago, IL 60601
Phone: 312.665.1000

optioncarehealth.com

Option Care Health locations are ACHC accredited. HHA numbers are available to view at optioncarehealth.com.

option care health®